Form 10-K, Exhibit 13
period 1995-07-31
ZALE CORP
filed 1995-10-18
CIK 109156

                                                                      EXHIBIT 13

                                ZALE CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements of the Company (and the related notes thereto) included elsewhere in this Annual Report. The "Selected Financial Data" presented below are derived from the audited Consolidated Financial Statements of the Company, unless otherwise indicated.

GENERAL

         On July 30, 1993, the Company completed a comprehensive restructuring of its debt through implementation of its Plan of Reorganization as confirmed on May 20, 1993 by the Bankruptcy Court. As a result of the restructuring transaction and the implementation of fresh-start financial reporting, the Company's results of operations subsequent to July 31, 1993 are not comparable to results of operations for prior periods. The most significant effects of fresh-start financial reporting on results of operations are the reduction in amortization and depreciation expense from the write-off of substantially all the Company's fixed assets and the amortization of the "Excess of Revalued Net Assets Over Stockholders' Investment." See the note to the Consolidated Financial Statements of the Company entitled "REORGANIZATION AND BASIS OF PRESENTATION" included elsewhere in this Annual Report for information on consummation of the Plan of Reorganization and implementation of fresh-start financial reporting.

         On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. To facilitate a comparison of the Company's operating performance for the years ended July 31, 1995 and 1994, the four months ended July 31, 1993 and the year ended March 31, 1993, the following table includes a presentation of historical income statement data for twelve months ended July 31, 1993. This includes the four month period ended July 31, 1993 and the eight months ended March 31, 1993. This twelve month period ended July 31, 1993 will be referred to as "pro forma year ended July 31, 1993" and is unaudited.

SELECTED FINANCIAL DATA

                                                                                                           PREDECESSOR
                                                                                                  ----------------------------------
                                                                                                  PRO FORMA(1)
                                                                                                     YEAR            FOUR MOS.
                                                                                                     ENDED            ENDED
                                                                    YEAR ENDED JULY 31,            JULY 31,          JULY 31,
                                                                    --------------------          -----------        ---------
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                     1995            1994             1993             1993
                                                                --------------------------------------------------------------------
                                                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Net sales                                                       $1,036,149     $   920,307      $   956,447      $   244,539
Cost of sales                                                      524,010         460,060          533,080          127,484
Selling, general and administrative expenses                       434,101         401,744          402,116          119,786
Depreciation and amortization expense (credit)                         381          (4,385)          26,459            8,973
Unusual items - provision for valuation of assets                      ---             ---           20,200              ---
Reorganization and restructure costs                                   ---             ---          143,690           47,879
Net reduction of reserves for preacquisition
  contingencies                                                        ---             ---              ---              ---
Gain on sale of assets                                                 ---             ---              ---              ---
Interest expense, net                                               29,837          28,142           23,508            6,623
                                                                ------------------------------------------------------------------
Earnings (loss) before fresh-start revaluation,
  income taxes, extraordinary items and

  cumulative effect of accounting changes                           47,820          34,746         (192,606)         (66,206)
Fresh-start revaluation                                                ---             ---         (246,236)        (246,236)
                                                                ------------------------------------------------------------------
Earnings (loss) before income taxes,
  extraordinary items and cumulative

  effect of accounting changes                                      47,820          34,746         (438,842)        (312,442)
Income taxes                                                        16,350          11,621              ---              ---
                                                                ------------------------------------------------------------------
Earnings (loss) before extraordinary items and
  cumulative effect of accounting changes                       $   31,470     $    23,125      $  (438,842)     $  (312,442)
                                                                ==================================================================
Net earnings (loss)                                             $   31,470     $    21,557      $   664,991      $   791,391
                                                                ==================================================================
Earnings per common share (2):
  Primary:
    Earnings before extraordinary item                          $     0.88     $      0.66
    Net earnings                                                $     0.88     $      0.62
  Assuming full dilution:
    Earnings before extraordinary item                          $     0.86     $      0.66
Net earnings                                                    $     0.86     $      0.62
  Weighted average number of common shares outstanding (2):
  Primary                                                           35,849          34,965
    Assuming full dilution                                          36,565          34,965

BALANCE SHEET DATA: (END OF PERIOD)
Working capital                                                 $  781,802     $   763,216      $   676,677      $   676,677
Total assets                                                     1,110,708       1,112,647        1,013,523        1,013,523
Long-term debt, net of current portion                             440,717         443,581          351,498          351,498
Total stockholders' investment                                     391,890         342,740          311,070          311,070



                                                                                 PREDECESSOR
                                                            ---------------------------------------------



                                                            YEAR ENDED MARCH 31,
                                                            ---------------------------------------------
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                  1993             1992             1991
                                                            ---------------------------------------------
INCOME STATEMENT DATA:
Net sales                                                   $   980,832      $ 1,156,455      $ 1,335,269
Cost of sales                                                   534,420          663,707          662,788
Selling, general and administrative expenses                    418,133          575,592          562,167
Depreciation and amortization expense (credit)                   26,316           50,899           56,024
Unusual items - provision for valuation of assets                20,200          574,336              ---
Reorganization and restructure costs                            137,937          175,659              ---
Net reduction of reserves for preacquisition
  contingencies                                                     ---            5,566           13,141
Gain on sale of assets                                              ---            2,667              ---
Interest expense, net                                            24,829           84,885          126,008
                                                            ---------------------------------------------
Earnings (loss) before fresh-start revaluation,
  income taxes, extraordinary items and

  cumulative effect of accounting changes                      (181,003)        (960,390)         (58,577)
Fresh-start revaluation                                             ---              ---              ---
                                                            ---------------------------------------------
Earnings (loss) before income taxes,
  extraordinary items and cumulative

  effect of accounting changes                                 (181,003)        (960,390)         (58,577)
Income taxes                                                        ---              ---              ---
                                                            ---------------------------------------------
Earnings (loss) before extraordinary items and
  cumulative effect of accounting changes                   $  (181,003)     $  (960,390)     $   (58,577)
                                                            ==============================================
Net earnings (loss)                                         $  (181,003)     $  (960,390)     $   (54,125)
                                                            ==============================================
Earnings per common share (2):
  Primary:
    Earnings before extraordinary item
    Net earnings
  Assuming full dilution:
    Earnings before extraordinary item
Net earnings
  Weighted average number of common shares outstanding (2):
  Primary
    Assuming full dilution

BALANCE SHEET DATA: (END OF PERIOD)
Working capital                                                 $   961,671      $   809,417      $   487,439
Total assets                                                      1,252,448        1,088,060        1,789,178
Long-term debt, net of current portion                              284,554              ---          956,753
Total stockholders' investment                                     (791,391)        (610,388)         350,002


(1) Amounts in this column represent historical income statement data for the twelve months ended July 31, 1993 which includes the four month period ended July 31, 1993 and the eight months ended March 31, 1993.

(2) Earnings (loss) per share is not presented in the "Predecessor" columns because such presentation would not be meaningful. The old stock, which was not publicly traded, was cancelled under the plan of reorganization and the new stock was not issued until July 30, 1993 (the "Effective Date").

OPERATING RESULTS -- YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31,
1994

         Net Sales

         Net Sales for the year ended July 31, 1995 increased by $115.8 million to $1,036.1 million, a 12.6 percent increase compared to the previous year. The increase is primarily the result of new management's implementation of a key item merchandising strategy, product-focused marketing and improved execution in the stores. Sales for stores open for comparable periods increased by approximately 12.8 percent.

         Costs and Expenses

         Cost of Sales was 50.6 percent and 50.0 percent of sales for the years ended July 31, 1995 and 1994, respectively. The percentage increase resulted primarily from higher markdowns during the last half of the year for clearance of discontinued merchandise.

         Selling, General and Administrative Expenses, which increased by $32.4 million, were 41.9 percent and 43.7 percent of sales for the years ended July 31, 1995 and 1994, respectively. Store expenses decreased by 1.7 percent of sales as store occupancy costs and payroll increased at a lower rate than sales. Promotional expenditures decreased as both a percentage of sales and in total dollars. Corporate expenses decreased by 1.2 percent of sales principally as a result of lower costs for management information systems and insurance. These improvements were offset by a decrease in net credit income principally from reduced finance charge income on a lower average receivables portfolio in relation to the prior year. The reduction in the average receivables portfolio resulted from the decrease of accounts from significant store closings in 1992 and 1993, coupled with faster cash collections of customer balances than in the prior year.

Earnings before interest, taxes and depreciation and amortization expense (credit) were $78.0 million and $58.5 million for the years ended July 31, 1995 and 1994, respectively, an increase of 33.4 percent.

         Depreciation and Amortization Expense increased by $4.8 million. Amortization of the Excess of Revalued Net Assets Over Stockholders' Investment was $5.9 million in both periods. However, depreciation and amortization of property and equipment increased from $1.4 million to $6.2 million as new assets have been purchased since the fresh-start reporting write-off of substantially all fixed assets of the Company at July 31, 1993.

         Interest

         Interest Expense, Net was $29.8 million and $28.1 million for the years ended July 31, 1995 and 1994, respectively. The increase was principally due to the refinancing of the Receivables Securitization Facility in July 1994 at a higher amount, partially offset by an increase in investment income. The current year also includes $1.2 million of interest income on funds escrowed for bankruptcy matters which are not expected to continue at this level.

         Income Taxes

         Income Taxes for the years ended July 31, 1995 and 1994 were $16.4 million and $10.6 million, respectively, reflecting an effective tax rate of
34.2 percent and 32.9 percent, respectively. As a result of guidelines regarding accounting for income taxes of companies utilizing Fresh-Start reporting, the Company reports earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes for the near future. As of July 31, 1995, the Company had a tax net operating loss ("NOL") carryforward (after limitations) of approximately $378 million. The Company will be able to offset taxes that would ordinarily be paid this year and in future years through utilization of this tax NOL.

         As the Company develops a longer-term earnings record, it may determine that a portion of the valuation reserve on the Company's deferred tax asset will not be required as such asset will more likely than not be realizable. Any reduction in the valuation reserve will increase Additional Paid-in Capital directly.

OPERATING RESULTS -- YEAR ENDED JULY 31, 1994 COMPARED TO PRO FORMA YEAR ENDED JULY 31, 1993

         Net Sales

         Net Sales for the year ended July 31, 1994 decreased by $36.1 million or 3.8 percent when compared with the pro forma year ended July 31, 1993. The significant decrease in Net Sales in fiscal 1994 is primarily the result of closing approximately 175 locations in January through March 1993 as part of the Company's operational restructuring.

         Costs and Expenses

         Cost of Sales was 50.0 percent of sales for fiscal year 1994 and 55.7 percent of sales for the pro forma year ended July 31, 1993. A reserve against merchandise inventory of approximately $43.0 million was provided in Cost of Sales during the pro forma year ended July 31, 1993 for estimated shrinkage, markdowns, damage or other loss in value caused by closing approximately 175 locations. Excluding the reserve provision, Cost of Sales as a percentage of sales was 51.2 percent. The primary reason for the 1.2 percent decrease in Cost of Sales was a higher initial merchandise margin partially offset by increased markdowns.

         Selling, General and Administrative Expenses as a percentage of sales were 43.7 percent for fiscal year 1994 and 42.0 percent for the pro forma year ended July 31, 1993. The percentage increase in fiscal 1994 resulted primarily from higher promotional and employee benefit costs incurred during the year relative to sales.

         Depreciation and Amortization Expense decreased by $30.8 million principally due to the fresh-start reporting write-off of substantially all fixed assets of the Company at July 31, 1993.

         Unusual Items

         The unusual items in the pro forma year ended July 31, 1993 relate to provisions made to reduce the value of certain non-operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values. A provision was also made for the valuation of customer receivables. See the note to the Consolidated Financial Statements "UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS."

         Reorganization and Restructure Costs

         Reorganization and Restructure Costs are segregated from normal operations in the pro forma year ended July 31, 1993 Consolidated Statement of Operations and reflect the costs incurred by the Company in the implementation of its operational and financial restructuring plan as well as costs related directly to the bankruptcy filing.

         Interest

         Interest Expense, Net was $28.1 million for fiscal year 1994 and $23.5 million for the pro forma year ended July 31, 1993. The increase in fiscal 1994 primarily represents interest incurred on the 11% $60.0 million Second Priority Senior Secured Notes which were issued in conjunction with the Company's emergence from bankruptcy and a reduction in interest income due to lower average balances in short-term investments as a result of payment of bankruptcy obligations in July 1993.

         Income Taxes

         Income Taxes for the year ended July 31, 1994 were $10.6 million. An income tax benefit was not provided in the period ended July 31, 1993 because all operating losses would have to be carried forward to future years and the realization of a tax benefit for those losses was not assured. As a result of guidelines regarding accounting for income taxes of companies utilizing Fresh-Start reporting, the Company reports earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes for the near future. The Company will be able to offset taxes that would ordinarily be paid this year and in future years through utilization of the NOL.

OPERATING RESULTS --- FOUR MONTHS ENDED JULY 31, 1993

         Net Sales for the four months ended July 31, 1993 were $244.5 million. Cost of Sales was 52.1 percent of sales and Selling, General and Administrative Expenses were 49.0 percent of sales for the four month period ended July 31, 1993. Due to the seasonality of the business, these results were not representative of results expected for a full year. Reorganization and Restructure Costs are segregated from normal operations in the Four Months Ended July 31, 1993 Consolidated Statement of Operations and primarily represent professional fees incurred in conjunction with the Chapter 11 reorganization. Reorganization and Restructure Costs, the Fresh-Start Revaluation and Gain on Debt Discharge all relate to the Company's reorganization under Chapter 11 and are described in the notes to the Consolidated Financial Statements "REORGANIZATION AND BASIS OF PRESENTATION" and "REORGANIZATION AND RESTRUCTURE COSTS."

OPERATING RESULTS --- YEAR ENDED MARCH 31, 1993

         Net Sales for the year ended March 31, 1993 were $980.8 million. Cost of Sales was 54.5 percent of sales for the year ended March 31, 1993. A reserve against merchandise inventory of approximately $43.0 million was provided in Cost of Sales for estimated shrinkage, markdowns, damage or other loss in value caused by closing approximately 175 locations. Excluding the reserve provision, Cost of Sales as a percentage of sales was 50.1 percent. Selling, General and Administrative Expenses were 42.6 percent of sales for the year ended March 31, 1993.

         The unusual items in the year ended March 31, 1993 relate to provisions made to reduce the value of certain non-operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values. A provision was also made for the valuation of customer receivables. See the note to the Consolidated Financial Statements "UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS."

         Reorganization and Restructure Costs are segregated from normal operations in the March 31, 1993 Consolidated Statement of Operations and reflect the costs incurred by the Company in the implementation of its operational and financial restructuring plan as well as costs related directly to the bankruptcy filing. The major components are described in the notes to the Consolidated Financial Statements "REORGANIZATION AND BASIS OF PRESENTATION" and "REORGANIZATION AND RESTRUCTURE COSTS."

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash requirements consist principally of funding inventory and receivables growth, capital expenditures primarily for renovations and new store growth, and debt service. As of July 31, 1995, the Company had cash and cash equivalents of $154.9 million, including $51.4 million restricted primarily by the collateral requirements under the Receivables Securitization Facility. The retail jewelry business is highly seasonal, with a significant proportion of sales and operating income being generated in November and December of each year. Approximately 41.2 percent and 40.1 percent of the Company's annual sales were made during the three months ended January 31, 1995 and 1994, respectively, which includes the Christmas selling season. The Company's working capital requirements fluctuate during the year, increasing substantially during the fall season as a result of higher planned seasonal inventory levels.

         Upon emergence from bankruptcy, the Company entered into a three-year revolving credit and gold consignment agreement (the "Working Capital Facility"). See the note to the Consolidated Financial Statements "CREDIT ARRANGEMENTS". At July 31, 1995 and 1994, there were no loans outstanding under the Working Capital Facility and no borrowings were made during the current year under this facility. There were approximately $7.3 million and $5.9 million of letters of credit outstanding at July 31, 1995 and 1994, respectively.

         On August 11, 1995, Zale Corporation ("Zale") and Zale Delaware, Inc. ("ZDel"), a wholly-owned subsidiary of Zale, (the "Borrowers") entered into a new three-year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of revolving credit loans outstanding exceed a defined borrowing base (based on a fixed percentage of eligible inventory, as defined). See the note to the Consolidated Financial Statements "CREDIT ARRANGEMENTS".

         In July 1994, Zale Funding Trust ("ZFT"), a limited purpose Delaware business trust and wholly-owned by ZDel, was formed to finance customer accounts receivable. ZFT established an accounts receivable securitization facility (the "ZFT Securitization"), pursuant to which it issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes"). The ZFT Receivables Notes are secured by a lien on all customer accounts receivable. See the note to the Consolidated Financial Statements "LONG-TERM DEBT".

         When the Company refinanced its accounts receivable securitization program in July 1994, it increased liquidity under the securitization program by $50 million to $90 million dependent on seasonal balances of customer receivables. A substantial portion of this increased liquidity is being used in the capital expenditure program over a three-year period which began in August 1994. It also allowed the Company to redeem the $60.0 million Second Priority Senior Secured Notes in September 1995. As part of the Company's business strategy, it has embarked on a store remodeling and refurbishment program. This program will enable the Company to enhance its stores in certain key markets relative to its competition. Additionally, the Company plans significant upgrades to its management information systems over the next two years. The Company anticipates spending approximately $50.0 million on capital expenditures in fiscal 1996. Capital expenditures are typically scheduled for the late spring through early fall in order to have new or renovated stores ready for the Christmas selling season. During the year ended July 31, 1995, the Company made approximately $42.3 million in capital expenditures principally to enhance the appearance of 411 stores. The Company intends to open 250 new locations over the next three years.

         The Company had approximately $60.0 million of Second Priority Senior Secured Notes due 2000 bearing interest at 11.0 percent per annum that were issued upon exit from bankruptcy. These notes were redeemed on September 11, 1995 utilizing cash on hand. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million. An extraordinary item of $1.0 million, net of an income tax benefit of $0.7 million, will be recorded in the first quarter of fiscal year 1996. See the note to the Consolidated Financial Statements "LONG-TERM DEBT".

         On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski International Holding, A.G. ("Swarovski") rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were cancelled and are no longer outstanding. See the note to the Consolidated Financial Statements "CAPITAL STOCK".

         Management believes that operating cash flow, amounts available under the Revolving Credit Agreement and amounts available under the Receivables Securitization Facility should be sufficient to fund the Company's operating, debt service and capital expenditure requirements for the foreseeable future.

INFLATION

         In management's opinion, changes in net sales and earnings (loss) before income taxes that have resulted from inflation and changing prices have not been material.

MANAGEMENT'S REPORT

To the Stockholders of Zale Corporation:

The integrity and consistency of the financial statements and financial statement schedules of Zale Corporation (the "Company"), which were prepared in accordance with generally accepted accounting principles, are the responsibility of management and properly include some amounts that are based upon estimates and judgments.

The Company maintains a system of internal accounting controls, which is supported by a program of internal audits with appropriate management follow-up action, to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and transactions are properly recorded. Additionally, the integrity of the financial accounting system is based on careful selection and training of qualified personnel, organizational arrangements which provide for appropriate division of responsibilities and communication of established written policies and procedures.

The financial statements of the Company have been audited by Arthur Andersen LLP, independent public accountants. Their reports express their opinions as to the fair presentation, in all material respects, of the financial statements and are based upon their independent audit conducted in accordance with generally accepted auditing standards.

The Audit Committee, composed solely of outside directors, meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, the independent public accountants meet periodically with the Audit Committee without management representatives present and have free access to the Audit Committee at any time. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent public accountants, which is subject to stockholder approval, and the general oversight review of management's discharge of its responsibilities with respect to the matters referred to above.

Robert J. DiNicola                            Merrill J. Wertheimer
Chairman and Chief Executive Officer          Executive Vice President -
                                               Finance and Administration

Larry Pollock                                 Thomas E. Whiddon
President and Chief Operating Officer         Senior Vice President and
                                               Chief Financial Officer

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Zale Corporation:

We have audited the accompanying consolidated balance sheets of Zale Corporation (a Delaware corporation) and subsidiaries (subsequent to emergence from bankruptcy - See Notes to Consolidated Financial Statements - "Reorganization and Basis of Presentation" for discussion) as of July 31, 1995 and 1994, and the related consolidated statements of operations, cash flows, and stockholders' investment for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zale Corporation and subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Dallas, Texas,
September 12, 1995

To the Stockholders and Board of Directors of Zale Corporation:

We have audited the accompanying consolidated statements of operations, cash flows, and stockholders' investment of Zale Corporation (a Delaware corporation) and subsidiaries for the four month period ended July 31, 1993, and for the year ended March 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Notes to Consolidated Financial Statements - "Reorganization and Basis of Presentation," the Company emerged from bankruptcy on July 30, 1993, and adopted fresh-start reporting as of July 31, 1993. The effects resulting from the adoption of fresh-start reporting and the forgiveness of debt have been reflected in the statement of operations for the four month period ended July 31, 1993. As such, results of operations through July 31, 1993, are not comparable with results of operations subsequent to that date.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Zale Corporation and subsidiaries for the four month period ended July 31, 1993, and for the year ended March 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, on April 1, 1993, the Company changed its method of accounting for post-retirement benefits other than pensions and its method of accounting for income taxes.



Arthur Andersen LLP
Dallas, Texas,
September 12, 1995

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                      PREDECESSOR
                                                                              ---------------------------
                                                                                  FOUR
                                                YEAR ENDED     YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                                 JULY 31,       JULY 31,        JULY 31,       MARCH 31,
                                                   1995           1994            1993            1993
                                                ----------     ----------     ------------     ----------
Net Sales                                       $1,036,149     $ 920,307      $   244,539      $ 980,832
Cost of Sales                                      524,010       460,060          127,484        534,420
Selling, General and Administrative
    Expenses                                       434,101       401,744          119,786        418,133
Depreciation and Amortization Expense
     (Credit)                                          381        (4,385)           8,973         26,316
Unusual Items -- Provisions for Valuation
     of Assets                                        --            --               --           20,200
Reorganization and Restructure Costs                  --            --             47,879        137,937
Interest Expense, Net                               29,837        28,142            6,623         24,829
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Fresh-Start
     Revaluation, Income Taxes,
     Extraordinary Items and Cumulative
     Effect of Accounting Change                    47,820        34,746          (66,206)      (181,003)
Fresh-Start Revaluation                               --            --           (246,236)          --
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Income Taxes,
     Extraordinary Items and Cumulative
     Effect of Accounting Change                    47,820        34,746         (312,442)      (181,003)
Income Taxes                                        16,350        11,621             --             --
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Extraordinary
     Items and Cumulative Effect of
     Accounting Change                              31,470        23,125         (312,442)      (181,003)
Extraordinary Items:
     Loss on Early Extinguishment of Debt,
          Net of Income Taxes of $(1,045)             --          (1,568)            --             --
     Gain on Debt Discharge, Net of Income
          Taxes of $-0-                               --            --          1,118,587           --
Cumulative Effect of Accounting Change:
     Postretirement Benefits, Net of Income
         Taxes of $-0-                                --            --            (14,754)          --
                                                ----------     ---------      -----------      ---------
Net Earnings (Loss)                             $   31,470     $  21,557      $   791,391      $(181,003)
                                                ==========     =========      ===========      =========
Earnings Per Common Share (1):
    Primary:
         Earnings Before Extraordinary Item     $     0.88     $    0.66
         Extraordinary Item                           --           (0.04)
                                                ----------     ---------
         Net Earnings                           $     0.88     $    0.62
                                                ==========     =========
     Assuming full dilution:
         Earnings Before Extraordinary Item     $     0.86     $    0.66
         Extraordinary Item                           --           (0.04)
                                                ----------     ---------
         Net Earnings                           $     0.86     $    0.62
                                                ==========     =========

Weighted Average Number of Common
    Shares Outstanding (1):
         Primary                                    35,849        34,965
         Assuming full dilution                     36,565        34,965



(1) Earnings (loss) per share is not presented in the four months ended July 31, 1993 or the year ended March 31, 1993 because such presentation would not be meaningful. The shares of the Predecessor, which were not publicly traded, were cancelled under the plan of reorganization and the new shares were not issued until the Effective Date.




              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                   JULY 31,               JULY 31,
                                                                     1995                   1994
                                                                  ----------             ----------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                       $  154,905             $  153,700
  Customer Receivables, Net                                          396,380                397,886
  Merchandise Inventories                                            375,413                401,034
  Other Current Assets                                                23,859                 21,474
                                                                  ----------             ----------
Total Current Assets                                                 950,557                974,094

Property and Equipment, Net                                           71,487                 37,211
Other Assets                                                          39,864                 39,342
Deferred Tax Asset, Net                                               48,800                 62,000
                                                                  ----------             ----------
Total Assets                                                      $1,110,708             $1,112,647
                                                                  ==========             ==========

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current Portion of Long-term Debt                               $    2,907             $    3,897
  Accounts Payable and Accrued  Liabilities                          117,048                144,981
  Deferred Tax Liability, Net                                         48,800                 62,000
                                                                  ----------             ----------
Total Current Liabilities                                            168,755                210,878

Non-current Liabilities                                               32,670                 32,873
Long-term Debt                                                       440,717                443,581
Excess of Revalued Net Assets Over Stockholders'
  Investment, Net                                                     76,676                 82,575
Commitments and Contingencies

Stockholders' Investment:
  Preferred Stock                                                        ---                    ---
  Common Stock                                                           350                    350
  Additional Paid-In Capital (Includes Stock Warrants)               337,534                321,159
  Unrealized Gains (Losses) on Securities                                979                   (326)
  Accumulated Earnings                                                53,027                 21,557
                                                                  ----------             ----------
Total Stockholders' Investment                                       391,890                342,740
                                                                  ----------             ----------
Total Liabilities and Stockholders' Investment                    $1,110,708             $1,112,647
                                                                  ==========             ==========



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)


                                                                                PREDECESSOR
                                                                        ---------------------------
                                                                            FOUR
                                           YEAR ENDED    YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                            JULY 31,      JULY 31,        JULY 31,       MARCH 31,
                                              1995          1994            1993            1993
                                           ----------    ----------     ------------     ----------
NET CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net earnings (loss)                      $ 31,470      $ 21,557       $   791,391      $(181,003)
  Non cash expenses, gains and losses:
    Depreciation and amortization
      expense (credit)                        1,498        (4,186)            8,973         26,316
    Increase in inventory
      restructure reserve                      --            --                --           42,988
    Unusual items - provisions for
      valuation of assets                      --            --                --           20,200
    Reorganization and restructure
      costs, net of cash payments              --            --              42,373         86,925
    Utilization of pre-emergence net
      operating loss                         16,204        10,439              --             --
    Cumulative effect of change in
      accounting for postretirement
      benefits                                 --            --              14,754           --
      Fresh-start revaluation charge           --            --             246,236           --
      Extraordinary gain on debt
        discharge                              --            --          (1,118,587)          --
  Other adjustments to reconcile net
    earnings (loss) to net cash
    provided by operating
    activities:
    (Increase) decrease in:
      Customer receivables, net               1,506        27,214            37,216         75,927
      Merchandise inventories                25,621       (19,609)           10,248         10,983
      Other current assets                   (2,385)        8,148             3,888         40,876
      Other assets                              (55)        6,360            (2,325)        (2,210)
    Increase (decrease) in:
      Accounts payable and accrued
        liabilities                         (27,752)      (40,666)           (8,284)        30,404
      Non-current liabilities                  (203)        4,885              (191)          (790)
      Obligations subject to
        settlement under reorgani-
        zation proceedings                     --            --              (2,396)       (28,111)
                                           --------      --------       -----------      ---------
Net Cash Provided by  Operating
  Activities                                 45,904        14,142            23,296        122,505
                                           --------      --------       -----------      ---------

NET CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Additions to property and
    equipment                               (42,295)      (27,838)           (7,346)       (10,177)
  Dispositions of property and
    equipment                                 1,987            63               814            963
  Other                                        (205)          103             1,005          1,014
                                           --------      --------       -----------      ---------
Net Cash Used in Investing
  Activities                                (40,513)      (27,672)           (5,527)        (8,200)
                                           --------      --------       -----------      ---------



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

                                                                                PREDECESSOR
                                                                        ---------------------------
                                                                            FOUR
                                           YEAR ENDED    YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                            JULY 31,      JULY 31,        JULY 31,       MARCH 31,
                                              1995          1994            1993            1993
                                           ----------    ----------     ------------     ----------
NET CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Payments on long-term debt               $  (3,896)     $  (3,630)     $  (1,410)     $  (4,212)
  Borrowings under accounts
    receivable securitization facility          --          380,551           --             --
  Borrowings (repayments) of
    prior accounts receivable
    securitization facility                     --         (284,700)          --          284,522
  Payment of prepayment penalty on
    early extinguishment of debt                --           (2,613)          --             --
  Repurchase of Zale and Gordon
    customer receivables                        --             --             --         (414,053)
  Redemption of marketable
    security collateral for Private
    Label Credit Card Program                   --             --             --           97,600
  Debt issue and capitalized
    financing costs                             (461)        (5,400)        (4,565)          (625)
  Cash distributions at date of
    plan consummation                           --             --          (54,989)          --
  Proceeds from exercise of
    stock options and warrants                   171           --             --             --
    Other                                       --             (243)           (27)        (1,069)
                                           ---------      ---------      ---------      ---------

Net Cash Provided by (Used in)
  Financing Activities                        (4,186)        83,965        (60,991)       (37,837)
                                           ---------      ---------      ---------      ---------
Net Increase (Decrease) in Cash
  and Cash Equivalents                         1,205         70,435        (43,222)        76,468
Cash and Cash Equivalents at
  Beginning of Period                        153,700         83,265        126,487         50,019
                                           ---------      ---------      ---------      ---------
Cash and Cash Equivalents at
  End of Period                            $ 154,905      $ 153,700      $  83,265      $ 126,487
                                           =========      =========      =========      =========

Supplemental cash flow information:
  Interest paid                            $  36,443      $  27,278      $   9,408      $  27,257
  Interest received                        $   7,641      $   1,724      $   1,536      $   3,577
  Income taxes paid (net of refunds
    received)                              $     568      $     470      $     368      $    (333)
Restricted cash - at period end
    date                                   $  51,422      $  58,528      $  15,988      $   6,233
Noncash transaction:
  Capital lease obligation incurred
    for acquisition of equipment           $    --        $    --        $  10,265      $    --



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                             (AMOUNTS IN THOUSANDS)



                                       NUMBER OF                ADDITIONAL     UNREALIZED     ACCUMULATED
                                     COMMON SHARES    COMMON     PAID-IN     GAINS (LOSSES)     EARNINGS
                                      OUTSTANDING     STOCK      CAPITAL     ON SECURITIES     (DEFICIT)         TOTAL
                                     -------------    ------    ----------   --------------   -----------      ----------
PREDECESSOR -
  Balance, March 31, 1992                    3         $--      $ 404,127        $  --        $(1,014,515)     $(610,388)
     Net Loss                             --            --           --             --           (181,003)      (181,003)
                                        ------         ----     ---------        -------      -----------      ---------
  Balance, March 31, 1993                    3          --        404,127           --         (1,195,518)      (791,391)
    Net Earnings                          --            --           --             --            791,391        791,391
    Elimination of Former Equity
      Interests in Connection
      with Emergence from
      Bankruptcy                            (3)         --       (404,127)          --            404,127           --
    Issuance of New Equity
      Interests in Connection
      with Emergence from
      Bankruptcy                        34,972          350       310,720           --               --          311,070
                                        ------         ----     ---------        -------      -----------      ---------

POST-EMERGENCE -
  Balance, July 31, 1993
    (Fresh-Start Reporting Date)        34,972          350       310,720           --               --          311,070
    Net Earnings                          --            --           --             --             21,557         21,557
    Utilization of Pre-Emergence
       Net Operating Loss                 --            --         10,439           --               --           10,439
    Treasury Stock Acquired                 (7)         --           --             --               --             --
    Unrealized Holding Period Loss        --            --           --             (326)            --             (326)
                                        ------         ----     ---------        -------      -----------      ---------

  Balance, July 31, 1994                34,965          350       321,159           (326)          21,557        342,740
    Net Earnings                          --            --           --             --             31,470         31,470
    Utilization of Pre-Emergence
       Net Operating Loss                 --            --         16,204           --               --           16,204
    Exercise of Stock Options
       and Warrants                         19          --            171           --               --              171
   Treasury Stock Acquired                  (1)         --           --             --               --             --
   Unrealized Holding Period Gain         --            --           --            1,305             --            1,305
                                        ------         ----     ---------        -------      -----------      ---------

  Balance, July 31, 1995                34,983         $350     $ 337,534        $   979      $    53,027      $ 391,890
                                        ======         ====     =========        =======      ===========      =========






              See Notes to the Consolidated Financial Statements.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REORGANIZATION AND BASIS OF PRESENTATION

         The accompanying Consolidated Financial Statements are those of Zale Corporation and its wholly-owned subsidiaries (the "Company"). The classifications in use at July 31, 1995 have been applied to the financial statements for July 31, 1994, July 31, 1993 and March 31, 1993.

         CHAPTER 11 REORGANIZATION. On July 30, 1993 (the "Effective Date"), Zale Corporation ("Zale") consummated its plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") and emerged from bankruptcy. The Plan terminated the former direct or indirect ownership of the Company by Peoples Jewellers Limited and Swarovski International Holding, A.G. ("Swarovski"). See discussion of Swarovski warrants in the note to the Consolidated Financial Statements "CAPITAL STOCK". On the Effective Date, the Company consolidated substantially all its retail operations into Zale Delaware, Inc. ("ZDel"), which is a wholly-owned subsidiary of Zale. ZDel, in turn, is the parent company for several subsidiaries, including three that are engaged primarily in providing credit insurance to credit customers of the Company. The Plan resulted in the elimination, through merger or liquidation, of seventeen former Zale subsidiaries.

         In connection with the consummation of the Plan, the Company distributed shares of its common stock to various classes of its pre-bankruptcy creditors. The Plan provided for, among other things, cash payments of approximately $55.0 million (including $45.0 million paid in settlement of certain senior and subordinated bondholder claims), the issuance of approximately $60.0 million of secured notes and the distribution of the common stock of reorganized Zale.

         The value of the cash, other assets, new debt and equity securities distributed under the Plan was approximately $1.1 billion less in total value than the allowed claims being settled, and the resulting gain was recorded as an extraordinary item in the Consolidated Statement of Operations for the four month period ended July 31, 1993.

         FRESH-START REPORTING. Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh-start reporting as of the close of business on July 31, 1993. Fresh-start reporting resulted in a revaluation of the Company's assets and liabilities as of the Effective Date to reflect allocation of the reorganization value based upon the estimated fair market values of those assets and liabilities.

         The resulting charge of $246.2 million from all fresh-start adjustments, including the write-off of most noncurrent assets, is presented as "Fresh-Start Revaluation" in the Consolidated Statement of Operations for the four month period ended July 31, 1993.

         In accordance with fresh-start reporting guidelines, certain noncurrent assets were reduced to zero because the fair value of the Company's assets exceeded the fair value of its liability and stockholders' investment. After reducing the value of certain noncurrent assets to zero, the excess of the fair value of the remaining assets over the fair value of liabilities and stockholders' investment was recorded as a deferred credit, "Excess of Revalued Net Assets Over Stockholders' Investment". This balance is being amortized over 15 years.

         In connection with the adoption of fresh-start reporting, the Company adopted Statement of Financial Accounting Standards ("SFAS"), No. 109, "Accounting for Income Taxes", which had no impact on the statement of operations. See the note to the Consolidated Financial Statements "INCOME TAXES" for further discussion.

         As a result of fresh-start reporting being used to reflect the fair values of assets, liabilities and stockholders' investment of the reorganized Company at July 31, 1993, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Statements of Stockholders' Investment for the fiscal years ended July 31, 1995 and 1994, are not comparable in certain material respects to such predecessor statements for any prior periods. The Consolidated Financial Statements for the periods after July 31, 1993, are those of the reorganized entity.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         THE COMPANY'S BUSINESS consists principally of the retail sale of fine jewelry merchandise.

         CONSOLIDATED FINANCIAL STATEMENTS include all subsidiaries including ZDel and Zale Funding Trust ("ZFT"), a limited purpose Delaware business trust, wholly-owned by ZDel and formed in July 1994 to finance customer accounts receivable, and the Company's insurance subsidiaries. All significant intercompany transactions have been eliminated.

         CASH AND CASH EQUIVALENTS includes cash on hand, deposits in banks and short-term marketable securities at varying interest rates with maturities of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments. At July 31, 1995, $51.4 million was restricted of which $50.8 million was restricted based on collateral requirements under the Receivables Securitization Facility.

         CUSTOMER RECEIVABLES are classified as current assets, including amounts which are due after one year, in accordance with industry practices. The allowance for doubtful accounts was $42.6 million and $42.7 million at July 31, 1995 and 1994, respectively. Finance charge income of $79.3 million and $82.4 million for the years ended July 31, 1995 and 1994, respectively, $29.2 million for the four months ended July 31, 1993 and $92.1 million for the year ended March 31, 1993 has been reflected as a reduction of Selling, General and Administrative Expenses.

         MERCHANDISE INVENTORIES are stated at the lower of cost or market, which is determined primarily in accordance with the retail inventory method. Substantially all inventories represent finished goods which are valued using the last-in, first-out ("LIFO") method. Since July 31, 1993 the Company has employed a methodology which provides better inventory turnover and profitability information in order to identify and determine the appropriate merchandising action for problem merchandise on a more timely basis and ensure that such inventory is valued at the lower of cost or market.

         DEPRECIATION AND AMORTIZATION are computed using the straight-line method over the estimated useful lives of the assets or remaining lease life. Estimated useful lives of the assets range from three to forty years. Original cost and related accumulated depreciation or amortization are removed from the accounts in the year assets become retired. Gains or losses on dispositions of property and equipment are included in operations in the year of disposal. Computer software costs related to the development of major systems are capitalized as incurred and are amortized over their useful lives.

         EXCESS OF REVALUED NET ASSETS OVER STOCKHOLDERS' INVESTMENT is being amortized over fifteen years. Amortization was $5.9 million for the years ended July 31, 1995 and 1994. Accumulated amortization was $11.8 million and $5.9 million at July 31, 1995 and 1994, respectively.

         STORE PREOPENING COSTS are charged to results of operations in the period in which the store is opened. Store closing costs are estimated and recognized in the period in which the Company makes the decision that the store will close. Such costs include the present value of estimated future rentals net of anticipated sublease income, loss on retirement of property and equipment and other related occupancy costs.

         ADVERTISING EXPENSES are charged against operations when incurred. Amounts charged against operations were $35.2 million and $36.9 million for the years ended July 31, 1995 and 1994, respectively, $9.6 million for the four months ended July 31, 1993 and $33.3 million for the year ended March 31, 1993. The amounts of prepaid advertising at July 31, 1995 and 1994 are $1.8 million and $0.3 million, respectively.

         YEAR-END CHANGE. On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. The Company's determination to change its fiscal year was based on several considerations. By changing to a July 31 fiscal year end, the Company has established quarterly reporting periods that are more consistent with other companies in the retail industry. Additionally, a July 31 year end coincides with the Company's emergence from bankruptcy proceedings, thereby providing for greater comparability of historical financial data in the future, and, it makes the Company's planning process more effective.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MERCHANDISE INVENTORIES

         The Company uses the last-in, first-out ("LIFO") method of accounting for inventory, which results in a matching of current costs with current revenues. The estimated cost of replacing the Company's inventories exceeds its net LIFO cost by approximately $9.9 million and $7.1 million at July 31, 1995 and 1994, respectively. Inventories on a first-in, first-out ("FIFO") basis were $385.3 million and $408.1 million at July 31, 1995 and 1994, respectively. The Company also maintained consigned inventory at its retail locations of approximately $85.9 million and $111.4 million at July 31, 1995 and 1994, respectively. This consigned inventory and related contingent obligation are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability in accounts payable and the related cost of merchandise in Cost of Sales.

         Upon implementation of fresh-start reporting, the LIFO reserve as of July 31, 1993 was eliminated for financial reporting purposes when merchandise inventories were revalued at their fair market value. The Company began reporting, for financial reporting purposes, its LIFO inventories using a new base period starting July 31, 1993.

PROPERTY AND EQUIPMENT

         The Company's property and equipment consists of the following:

                                                                         July 31, 1995     July 31, 1994
                                                                         -------------     -------------
                                                                             (amounts in thousands)
Buildings and Leasehold Improvements                                       $21,357             $ 8,240
Furniture and Fixtures                                                      36,976              14,143
Construction in Progress                                                    10,752               5,361
Property Held for Sale                                                       9,896              10,894
                                                                           -------             -------
                                                                            78,981              38,638
Less: Accumulated Amortization and Depreciation                             (7,494)             (1,427)
                                                                           -------             -------
Total Net Property and Equipment                                           $71,487             $37,211
                                                                           =======             =======

         Property Held for Sale represents land and buildings which are being held for future sale and are not being used in the Company's operations.

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES

         The Company's accounts payable and accrued liabilities consists of the following:

                                                                       July 31, 1995        July 31, 1994
                                                                       -------------        -------------
                                                                             (amounts in thousands)
Accounts Payable                                                         $ 43,108             $ 66,242
Accrued Payroll                                                            20,690               15,025
Accrued Taxes                                                              14,000               16,010
Other Accruals                                                             39,250               47,704
                                                                         --------             --------
Total Accounts Payable and Accrued Liabilities                           $117,048             $144,981
                                                                         ========             ========

The Company's non-current liabilities consists principally of the accumulated obligation for postretirement benefits under SFAS No. 106.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES (CONTINUED)

         POSTRETIREMENT BENEFITS. The Company provides medical and dental insurance benefits for all eligible retirees and spouses with benefits to the latter continuing after the death of the retiree for a maximum of thirty-six months. Substantially all of the Company's full-time employees, who were hired on or before November 14, 1994, become eligible for those benefits upon reaching age 55 while working for the Company and having ten years of continuous service. The medical and dental benefits are provided under a single plan. The lifetime maximum on medical benefits is $500,000 up to the age of 65 and $50,000 thereafter. These benefits include deductibles, retiree contributions and co-insurance provisions that are assumed to grow with the health care cost trend rate.

         Effective April 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This standard requires that the costs of the postretirement benefits described in the preceding paragraph be recognized in the financial statements over an employee's active working career on an accrual basis. In previous years, the Company recognized the costs on a cash basis.

         The accumulated postretirement benefits obligation ("APBO"), which represents the actuarial present value of benefits attributed to employee service rendered as of July 31, 1995 and 1994 for the unfunded plan, include the following components (amounts in thousands):

                                                                           July 31,             July 31,
                                                                             1995                 1994
                                                                             ----                 ----
         Active Employees Under Retirement Age                             $ 6,574              $ 5,945
         Active Employees Eligible to Retire                                 3,624                3,102
         Current Retirees                                                   10,488                9,825
                                                                           -------              -------
         Accumulated Benefit Obligation                                     20,686               18,872
         Unrecognized Prior Service Cost                                      (406)                  --
         Unrecognized Net Loss                                              (1,607)              (2,276)
                                                                           -------              -------
           Accrued Postretirement Benefit Liability                        $18,673              $16,596
                                                                           =======              =======

         The APBO of approximately $14.8 million was recognized as a cumulative effect of an accounting change at April 1, 1993. In addition to the one-time cumulative effect adjustment, the annual expense relating to postretirement benefits is approximately $2.5 million. The components of such annual expense, which are reflected in Selling, General and Administrative Expenses, are as follows (amounts in thousands):

         Service Cost on benefits earned during the year                              $1,035
         Interest Cost on accumulated benefit obligation                               1,465
         Amortization                                                                     16
                                                                                      ------
         Total                                                                        $2,516
                                                                                      ======

         This represents a $1.4 million increase over the annual expense that would have been recognized under the old accounting method.

         The weighted-average discount rate used in determining the APBO at July 31, 1994 was 8.0 percent. At July 31, 1995, this rate was lowered to 7.75 percent. The weighted-average annual assumed rates of increase in the cost of covered medical and dental benefits at July 31, 1994 are 14.0 percent and 8.75 percent, respectively, and are assumed to decrease gradually to 7.0 percent in the year 2001 and remain at that level thereafter. At July 31, 1995, the initial medical and dental trend rates are 13.0 percent and 8.5 percent, respectively, and are assumed to gradually decrease to 6.0 percent in the year 2003. The effect of a one percent increase in the health care cost trend rate on the APBO and the net periodic expense would be an increase of approximately $1.0 million and $0.2 million, respectively.

CREDIT ARRANGEMENTS

         WORKING CAPITAL FINANCING. On July 30, 1993, ZDel, as borrower, and Zale and certain of ZDel's subsidiaries, as guarantors, entered into a three-year revolving credit and gold consignment agreement (the "Working Capital Facility"). The Working Capital Facility provided for (a) revolving credit loans in an aggregate amount of up to $100.0 million, with a $20.0 million sublimit for letters of credit and (b) loans or advances ("Gold Loans") in an aggregate amount of up to $50.0 million under a gold consignment facility. At July 31, 1995 and 1994, there were no loans outstanding under the Working Capital Facility and no borrowings were made during the current year under this facility. There were approximately $7.3 million and $5.9 million of letters of credit outstanding at July 31, 1995 and 1994, respectively.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CREDIT ARRANGEMENTS (CONTINUED)

         On August 11, 1995, Zale and ZDel (the "Borrowers") entered into a new three-year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of revolving credit loans outstanding exceed a defined borrowing base (based on a fixed percentage of eligible inventory, as defined).

         The Borrowers' obligations under the Revolving Credit Agreement are primarily secured by a first lien on and security interest in all inventory (excluding inventory on consignment).

         The revolving credit loans bear interest at floating rates, currently LIBOR + 2.0 percent or the agent's adjusted base rate + 0.75 percent, at the Borrowers' option, and can be adjusted based on certain future performance levels attained by the Borrowers. The Borrowers incur letter of credit fees and also pay a commitment fee of 3/8 percent per annum on the preceding month's unused Revolving Credit Agreement commitment. The Borrowers may repay the revolving credit loans at any time without penalty.

         The Revolving Credit Agreement contains certain restrictive covenants, which, among other things, keeps within certain limits the Borrowers ability to pay dividends and make other restricted payments, incur additional indebtedness, engage in certain transactions with affiliates, incur liens, make investments and sell assets. The Revolving Credit Agreement also requires the Borrowers to maintain certain financial ratios and specified levels of net worth.

LONG-TERM DEBT

         Long-term debt consists of the following:

                                                               July 31, 1995        July 31, 1994
                                                               -------------        -------------
                                                                     (amounts in thousands)
Receivables Securitization Facility                              $380,593              $380,551
Second Priority Senior Secured Notes                               60,017                60,017
Capital Lease Obligations                                           2,499                 5,922
Other (primarily mortgages)                                           515                   988
                                                                 --------              --------
                                                                  443,624               447,478
Less Current Portion                                               (2,907)               (3,897)
                                                                 --------              --------
                                                                 $440,717              $443,581
                                                                 ========              ========

         Fiscal year scheduled maturities of long-term debt at July 31, 1995 were as follows: 1996 - $2.9 million; 1997 - $-0- million; 1998 - $-0- million; 1999 - $380.6 million; 2000 - $60.0 million; thereafter - $0.1 million; for a total of $443.6 million.

         RECEIVABLES SECURITIZATION FACILITIES.   In November 1992, Diamond
Funding Corp. ("DFC") established an accounts receivable securitization facility (the "DFC Securitization") pursuant to which it issued approximately $284.6 million, net of discount, aggregate principal amount of 6.35 percent Receivables Backed Notes ("DFC Receivables Notes"). The proceeds from the DFC Receivables Notes were used to buy the revolving credit card accounts receivable of ZDel and other Zale affiliates.

         The Company refinanced its DFC Receivables Notes effective July 15, 1994 through a new securitization program discussed below. Upon consummation of the new securitization program, the DFC Receivables Notes were redeemed. The Company was required to pay a special redemption premium in the amount of approximately $2.6 million upon early redemption of the DFC Receivables Notes. This amount, net of an income tax benefit of $1.0 million, has been classified as an extraordinary item on the Consolidated Statement of Operations as of July 31, 1994.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LONG-TERM DEBT (CONTINUED)

         In connection with the refinancing, ZFT established an accounts receivable securitization facility (the "ZFT Securitization"), pursuant to which it issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes"). The proceeds from the ZFT Receivables Notes were used to buy the revolving credit card accounts receivable of DFC, ZDel and other affiliates. Collections from those receivables are used in part to pay interest on the ZFT Receivables Notes and to purchase daily ZDel's customer accounts receivable. The ZFT Receivables Notes are secured by a lien on all customer accounts receivable and are nonrecourse with regard to Zale and Zdel.

         The ZFT Receivables Notes bear interest at the following rates, payable monthly in arrears (amounts in thousands):

                         Principal                   Rate
                         ---------                   ----
                          $ 37,620      LIBOR + .40%, not to exceed 12.0%
                           294,100      7.325%
                            28,600      7.50%
                            20,440      8.15%
                          --------
                          $380,760
                          ========

         The effective interest rate, including amortization of debt issuance costs, will approximate 7.6 percent based on the current LIBOR rate of 6.0 percent, with a maximum of 8.1 percent.

         Jewelers Financial Services, Inc. (the "Servicer"), a subsidiary of ZDel, is the servicing entity for the collection of the customer accounts receivable and its servicing obligations are guaranteed by ZDel.

         The ZFT Receivables Notes will be subject to redemption at the option of ZFT in whole but not in part, on the Scheduled Redemption Date of July 15, 1999 at a redemption price equal to the outstanding principal amount of the ZFT Receivables Notes together with accrued and unpaid interest thereon at the
applicable interest rates.   If ZFT has not given notice by June 15, 1999 that
it will redeem the ZFT Receivables Notes in full on the scheduled payment date occurring in July 1999, the Servicer will promptly solicit bids for the purchase of all or a portion of the receivables. If the Servicer is unable to sell the receivables for a price such that the proceeds of such sale, together with other available funds, is sufficient to pay in full the outstanding principal amount of the ZFT Receivables Notes and interest thereon to the Scheduled Redemption Date, the ZFT Receivables Notes will remain outstanding and will begin amortizing based on collections of customer accounts receivable beginning in August 1999.

         The ZFT Securitization imposes certain reporting obligations on the Company and limits ZFT's ability, among other things, to grant liens, incur certain indebtedness, or enter into other lines of business. Additionally, under certain conditions as defined, including among other things, failure to pay principal or interest when due, failure to cure a borrowing base deficiency and breach of any covenant that is not cured, the ZFT Securitization is subject to an early amortization whereby the ZFT Receivables Notes may be declared due and payable immediately. The restricted cash balance shown on the Consolidated Statements of Cash Flows as of July 31, 1995 and 1994 primarily represents the restricted cash of ZFT which is based on the relationship between the ZFT Receivables Notes outstanding and gross accounts receivable as of July 31, 1995 and 1994.

         11.0 PERCENT SECOND PRIORITY SENIOR SECURED NOTES DUE 2000. The 11.0 Percent Second Priority Senior Secured Notes due 2000 (the "Notes") were issued by ZDel under an indenture dated as of July 30, 1993 among ZDel, as issuer, Zale, as guarantor and IBJ Schroder Bank & Trust Company, as trustee. At July 31, 1995 and 1994, there was approximately $60.0 million principal amount of Notes outstanding. The Notes were guaranteed by Zale and were secured by second liens on substantially all the assets of Zale and ZDel.

         The terms of the new Revolving Credit Agreement allowed the Company to redeem the Notes on September 11, 1995 utilizing cash on hand. The Notes were optionally redeemable by ZDel at a redemption price equal to 102 percent of their principal amount together with accrued interest to the redemption date. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million. An extraordinary item of $1.0 million, net of an income tax benefit of $0.7 million, will be recorded in the first quarter of fiscal year 1996.

         CAPITAL LEASE OBLIGATION. The Company entered into a capital lease effective April 1, 1993 for certain store point-of-sale equipment in the amount of approximately $10.3 million with a borrowing rate of 11.0 percent. The related debt is payable monthly over a three-year period.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LEASE COMMITMENTS

         The Company rents most of its retail space under leases that generally range from five to fifteen years and may contain minimum rent escalations and renewal options for consecutive one-to-five year periods. In addition, the corporate headquarters is leased under a five-year agreement that began on August 1, 1992 after the original lease agreement was rejected in the reorganization process. All existing real estate leases are treated as operating leases. Sublease rental income under noncancellable leases is not material.

         Rent expense, exclusive of lease rejection provisions which are recorded in Reorganization and Restructure Costs in the year ended March 31, 1993, is as follows:

                                                                                     Predecessor
                                                                             --------------------------
                                                                                Four
                                             Year Ended     Year Ended       Months Ended    Year Ended
                                              July 31,       July 31,          July 31,       March 31,
                                                1995           1994              1993           1993
                                                ----           ----              ----           ----
                                                              (amounts in thousands)
Retail Space:
  Minimum Rentals                             $55,645        $52,064           $16,737         $57,145
  Rentals Based on Sales                       28,365         25,346             6,387          29,174
                                              -------        -------           -------
                                               84,010         77,410            23,124          86,319
Equipment and Corporate Headquarters            3,386          3,478             1,374           5,502
                                              -------        -------           -------
Total Rent Expense                            $87,396        $80,888           $24,498         $91,821
                                              =======        =======           =======         =======

         Contingent rentals paid to lessors of certain store facilities are determined principally on the basis of a percentage of sales in excess of contractual limits.

         Future minimum rent commitments as of July 31, 1995, for all noncancellable leases of ongoing operations were as follows: 1996 - $54.3 million; 1997 - $48.2 million; 1998 - $39.4 million; 1999 - $33.2 million; 2000
- $28.1 million; thereafter - $81.6 million; for a total of $284.8 million.

INTEREST

         Interest expense for the years ended July 31, 1995 and 1994, for the four months ended July 31, 1993 and for the year ended March 31, 1993 was approximately $37.5 million, $30.3 million, $8.0 million and $25.7 million, respectively.

         Interest income for the years ended July 31, 1995 and 1994, for the four months ended July 31, 1993 and for the year ended March 31, 1993 was $7.7 million, $2.1 million, $1.3 million and $0.8 million, respectively.

         Generally, interest expense on prepetition debt did not accrue after the commencement of bankruptcy. If the prepetition debts were secured by property with a value that was greater than the amount of the debt, interest was accrued up to the value of the collateral. For financial statement purposes prior to the Effective Date, the Company accrued interest expense on secured debt. The Company ceased accruing interest expense on its unsecured prepetition debt.

INCOME TAXES

         Effective April 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect. There was no cumulative effect on income taxes related to this change in method of accounting.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES (CONTINUED)

         Currently, the Company files a consolidated income tax return.
The effective income tax rate varies from the federal statutory rate as follows:

                                                                                     Predecessor
                                                                             --------------------------
                                                                                Four
                                             Year Ended     Year Ended       Months Ended    Year Ended
                                              July 31,       July 31,          July 31,       March 31,
                                                1995           1994              1993           1993
                                                ----           ----              ----           ----
                                                              (amounts in thousands)
Federal Income Tax Expense
 (Benefit) at Statutory Rate                  $16,737         $12,161         $(109,355)       $(61,541)
Amortization of Excess of Revalued
  Net Assets Over Stockholders'
  Investment                                   (2,064)         (2,064)               --              --
State Income Taxes, Net of Federal
  Income Tax Benefit                            1,677           1,524                --              --
Effects of Unused Net Operating
  Loss Carryforwards                               --              --           109,355          61,541
                                              -------         -------         ---------        --------
Total Income Tax Expense                       16,350          11,621                --              --
Tax Benefit on Extraordinary Item                  --          (1,045)               --              --
                                              -------         -------         ---------        --------
Total Income Tax Expense                      $16,350         $10,576         $      --        $     --
                                              =======         =======         =========        ========
Effective Income Tax Rate                       34.2%           32.9%              0.0%            0.0%
                                              =======         =======         =========        ========

         An income tax benefit was not provided in the four month period ended July 31, 1993 or the year ended March 31, 1993 because all operating losses would have to be carried forward to future years and the realization of a tax benefit for those losses was not assured.

         In connection with the adoption of fresh-start reporting, the net book values of substantially all non-current assets existing at the Effective Date were eliminated. As a consequence, SFAS No. 109, in conjunction with SOP 90-7, requires that any tax benefits realized for book purposes after the Effective Date, from the reduction of the valuation allowance existing as of the Effective Date be reported in the future as an addition to additional paid-in capital rather than as a reduction in the tax provision in the Consolidated Statements of Operations. However, the Company will realize the cash benefit from utilization of the tax net operating loss ("NOL") against current and future tax liabilities.

         As of July 31, 1995, the Company has a NOL carryforward (after limitations) of approximately $378 million. A majority of the tax basis NOL carryforward, which will be available to offset future taxable income of the Company, was determined based upon the initial equity valuation of the Company as determined upon the Effective Date. The utilization of this asset is subject to limitations. The most restrictive is the Internal Revenue Code Section 382 annual limitation. Until the Company develops a longer term earnings record, the NOL carryover and other assets are fully reserved to the extent there are no long-term deferred liabilities to offset. The NOL carryforward will begin to expire in fiscal year 2002 but can be utilized through 2009.

         As of July 31, 1995, all years through fiscal year 1988 have been settled with the Internal Revenue Service ("IRS") and all income tax liabilities thereon have been paid. In addition, the IRS did not file any income tax claims in the bankruptcy case; therefore, the Company believes that under the bankruptcy laws any potential income tax liabilities have been discharged through the Effective Date

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES (CONTINUED)

         Tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at July 31,1995 and 1994 are presented below (amounts in thousands).

                                                             July 31,          July 31,
                                                               1995              1994
                                                               ----              ----
Current Deferred Taxes:
Assets --
  Customer receivables                                      $  17,628        $  17,083
  Accrued liabilities                                          11,883            9,692
  State and local taxes                                         2,194            2,780
  Net operating loss carryforward                               7,601            7,803
  Other                                                            78            1,353
                                                            ---------        ---------
  Total Assets                                                 39,384           38,711
  Less -- Valuation Allowance                                 (28,793)         (26,181)
                                                            ---------        ---------
                                                               10,591           12,530
Liabilities --
  Merchandise inventories, principally due to LIFO
     reserve                                                  (59,391)         (74,530)
                                                            ---------        ---------
   Deferred Current Tax Liability, Net                      $ (48,800)       $ (62,000)
                                                            =========        =========
Non-current Deferred Taxes:
Assets --
     Property and equipment, principally due to fresh-
     start adjustments                                      $  24,997        $  37,250
     Net operating loss carryforward                          139,894          143,512
     Postretirement benefits                                    9,333            6,833
     Other                                                      7,402            4,994
                                                            ---------        ---------
  Total Assets                                                181,626          192,589
  Less -- Valuation Allowance                                (132,641)        (130,330)
                                                            ---------        ---------
                                                               48,985           62,259
Liabilities --
     Other                                                       (185)            (259)
                                                            ---------        ---------
Deferred Non-current Tax Asset, Net                         $  48,800        $  62,000
                                                            =========        =========

  The valuation reserve of approximately $161.4 million and $156.5 million recognizes that, as of July 31, 1995 and 1994, respectively, net deferred tax assets are only realizable to the extent of net deferred tax liabilities.

  The net increase in the valuation allowance from July 31, 1994 to July 31, 1995 was $4.9 million. This amount was comprised of the following (amounts in thousands):

Utilization of pre-emergence net deferred tax assets         $(16,204)
Increase in net deferred tax assets resulting from
    identification of additional temporary differences         21,127
                                                             --------
Net change in valuation allowance account                    $  4,923
                                                             ========

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CAPITAL STOCK

         COMMON STOCK. At July 31, 1995 and 1994, 70,000,000 shares of Common Stock, par value of $0.01 per share, were authorized and 34,983,258 shares and 34,965,481 shares, respectively, were outstanding. The Company held 35,942 and 34,519 treasury shares at July 31, 1995 and 1994, respectively.

         PREFERRED STOCK. At July 31, 1995 and 1994, 5,000,000 shares of Preferred Stock, par value of $0.01, were authorized. None are issued or outstanding.

         WARRANTS. Pursuant to the Plan, Zale had authorized 2,000,000 Series A Warrants to purchase common stock. At July 31, 1995 and 1994, 1,999,550 and 2,000,000 Series A Warrants, respectively, were outstanding. Each Series A Warrant entitles the holder to purchase, for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series A Warrants are exercisable on or before July 30, 1998, although their expiration date may be shortened if the market value of Zale's common stock increases to at least 150.0 percent of the warrant exercise price for a specified number of days and less than 5.0 percent of the Series A Warrants originally issued under the Plan are outstanding on the date on which Zale gives the acceleration notice.

         As part of its settlement of certain litigation with Swarovski, Zale issued its Series B Warrants to purchase common stock. Each Series B Warrant entitled the holder to purchase for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series B Warrants were presently exercisable and, if not previously exercised, would expire on September 9, 1998, subject to the Company's right to accelerate the expiration date of the Series B Warrants if certain conditions were met. At July 31, 1995, the Series B Warrants issued entitled the holders to purchase an aggregate of 1,852,884 shares of Zale common stock. Zale, at its expense, filed and maintained effective a shelf registration statement covering the resale of the Series B Warrants and the issuance and sale of shares of common stock upon exercise of the Series B Warrants (the "Shelf Registration").

         On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski's rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were cancelled and are no longer outstanding.

         STOCK OPTION PLAN. As of the Effective Date, the Company adopted a stock option plan (the "Stock Option Plan") to enable the Company to attract, retain and motivate officers and key employees by providing for proprietary interest of such individuals in the Company. Options to purchase an aggregate of 3,055,000 shares of Common Stock may be granted under the Stock Option Plan to eligible employees. Options granted under the Stock Option Plan (i) must be granted at an exercise price not less than the fair market value of the shares of Common Stock into which such options are exercisable, (ii) vest over a four-year vesting period and (iii) expire ten years from the date of grant.

         Stock option transactions are summarized as follows:

                                                      Shares                             Grant Price
                                                      ------                             -----------
                                           Fiscal 1995       Fiscal 1994         Fiscal 1995     Fiscal 1994
                                           -----------       -----------         -----------     -----------
Outstanding, beginning of year              1,629,200            --            $ 8.68 -  9.74   $     --
Granted                                       779,000         1,679,100         10.75 - 14.00    8.68 - 9.74
Exercised                                     (18,750)           --              8.87 -  9.74         --
Cancelled                                    (176,525)          (49,900)         8.87 - 13.19           9.74
                                            ---------         ---------        --------------   ------------
Outstanding, end of year                    2,212,925         1,629,200        $ 8.68 - 14.00   $8.68 - 9.74
                                            =========         =========        ==============   ============

         As of July 31, 1995 and 1994, 359,350 and 200, respectively, of options outstanding were exercisable. The remaining options will become exercisable over the next three years based on vesting percentages.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMMITMENTS AND CONTINGENCIES

         JEWEL RECOVERY, L.P. Pursuant to the Plan, Zale assigned certain claims and causes of action and advanced $3.0 million to Jewel Recovery, L.P., a limited partnership ("Jewel Recovery") which was formed upon Zale's emergence from bankruptcy. The sole purpose of Jewel Recovery is to prosecute and settle such assigned claims and causes of action. The general partner of Jewel Recovery is Jewel Recovery, Inc., a subsidiary of the Company. Its limited partners are holders of various prior unsecured claims against Zale.

         There is a possibility that the Company may recover the $3.0 million advance made to Jewel Recovery as well as other amounts related to the finalization of the Chapter 11 claims settlement process. It is likely that these matters will be resolved by the end of the second quarter of fiscal 1996. The Company does not expect these recoveries to be material to its financial position or recurring operations.

          In addition, the Company and ZDel have agreed to indemnify certain parties to litigation settlements entered into by the Company in connection with the Plan against cross-claims, similar third-party claims or costs of defending such claims brought against such parties as a result of litigation instigated by the Company, ZDel or Jewel Recovery. At September 12, 1995, no material claims had been asserted against the Company or ZDel for such indemnification.

         OTHER. The Company is involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.

         The Company has an operations services agreement for management information systems with a third-party servicer. The agreement, which originally began in February 1993, was amended on August 1, 1994 and, requires payments totaling $31.5 million over a thirty-six month term and is paid monthly on a straight-line basis.

PROFIT SHARING PLAN

         At July 31, 1995, the Company maintains The Zale Corporation Savings & Investment Plan. Substantially all employees who are at least age 21 are eligible to participate in the plan. Each employee can contribute from one percent to fifteen percent of their annual salary. Under this plan, the Company will match 50 cents in Zale stock for every dollar an employee contributes up to two percent of annual earnings. In order for an employee to be eligible for the Company match, the employee must have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

         An employee is 33.3 percent vested in the Zale stock after one year of service, 66.7 percent vested after two years of service and 100 percent vested after three years of service. As of July 31, 1995 approximately 2,100 employees participated in The Zale Corporation Savings & Investment Plan.

         Also, under this plan, the Company may make a profit sharing contribution at its sole discretion. To be eligible for such discretionary profit sharing contributions, an employee must have at least twelve consecutive months of service, have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

         An employee is 20 percent vested in the profit sharing contributions after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. The Company's contribution to the plan was $2.5 million and $2.2 million for fiscal years 1995 and 1994, respectively.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTING CHANGES

         Effective April 1, 1994, the Company adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Debt and equity securities are classified as available for sale under SFAS No. 115. The effects of these standards on the consolidated financial position and results of operations are not material.

FINANCIAL INSTRUMENTS

         In fiscal 1993, the Company adopted SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" which extends existing fair value disclosure practices by requiring all entities to disclose the fair value of financial instruments, for which it is practicable to estimate fair value.

         As cash and short-term cash investments, customer receivables, trade payables and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The carrying amount of the $380.6 million, net of discount, Receivables Securitization Facility also approximates fair value. The carrying amount of the $60.0 million 11.0 Percent Second Priority Senior Secured Notes which were secured by second liens on substantially all the assets of Zale and ZDel were redeemed on September 11, 1995 for 102 percent of face value. The investments of the Company's insurance subsidiaries, primarily stocks and bonds in the amount of $28.8 million, approximate market value at July 31, 1995 and are reflected in Other Assets on the Consolidated Balance Sheets.

         CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and customer receivables. The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country. Concentrations of credit risk with respect to customer receivables are limited due to the Company's large number of customers and their dispersion across many regions. As of July 31, 1995 and 1994, the Company had no significant concentrations of credit risk.

RELATED PARTY TRANSACTIONS

         One of the Company's directors serves as a director of a company from which the Company purchased approximately $0.4 million and $0.2 million of jewelry merchandise during fiscal year 1995 and 1994, respectively. The Company believes the terms were equivalent to those of unrelated parties.

REORGANIZATION AND RESTRUCTURE COSTS

         Reorganization and Restructure Costs are shown on a separate line item in the Consolidated Statements of Operations and reflect the costs incurred by the Company in the implementation of its restructuring plan as well as costs related directly to its bankruptcy case. No Reorganization and Restructure Costs, for which the Company had not previously provided, were incurred in the years ended July 31, 1995 and 1994. During January through March 1993, the Company closed approximately 130 under-performing store locations as it continued to focus operations in its most profitable locations. These store closings were primarily in the Company's Guild division. In addition, approximately 45 of the Company's leased locations with one landlord in its Diamond Park division were closed at the end of January 1993 in department stores that no longer carry fine jewelry.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS

         There were no unusual items recognized during the years ended July 31, 1995 and 1994 or the four months ended July 31, 1993. The unusual items recognized during the year ended March 31, 1993 were as follows (amounts in thousands):

Write-off of favorable lease rights and property             $ 4,200
Provision for valuation of customer receivables               12,500
Provision for valuation of diamond held for investment         3,500
                                                             -------
                                                             $20,200
                                                             =======

         The Company determined during the March 31, 1993 year-end closing process that the methodology used to calculate its allowance for doubtful customer receivables, which had been applied consistently since the early 1980's, did not provide a sufficient allowance for doubtful accounts. The $12.5 million shortfall was an accumulation of individual amounts during certain prior years, none of which was material to a specific prior year, and, accordingly, the cumulative effect has been reflected as an unusual item in the year ended March 31, 1993. There was no material effect to the March 31, 1993 operating results.

         Additionally, the Company made provisions to reduce the value of certain non-operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         Unaudited quarterly results of operations for the years ended July 31, 1995 and 1994 were as follows (amounts in thousands except per share data):

                                                                       Fiscal 1995
                                                                For the Three Months Ended
                                                   -----------------------------------------------------
                                                   July 31,     April 30,      January 31,   October 31,
                                                     1995         1995            1995          1994
                                                   -----------------------------------------------------
Net sales                                          $211,400     $192,083        $427,194      $205,472
Gross profit                                        100,708       94,871         214,675       101,885
Net earnings (loss)                                  (3,132)      (3,994)         41,771        (3,175)
Net earnings (loss) per primary common share          (0.09)       (0.11)           1.19         (0.09)


                                                                       Fiscal 1994
                                                                For the Three Months Ended
                                                   -----------------------------------------------------
                                                   July 31,     April 30,      January 31,   October 31,
                                                     1994         1994            1994          1993
                                                   -----------------------------------------------------
Net sales                                          $199,885     $167,078        $368,596      $184,748
Gross profit                                         99,345       85,608         183,439        91,855
Net earnings (loss)                                  (5,380)      (4,458)         37,542        (6,147)
Net earnings (loss) per primary common share          (0.15)       (0.13)           1.07         (0.18)

                            [ZALE CORPORATION LOGO]

                        ZALE CORPORATION AND SUBSIDIARIES

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
------------------

ROBERT J. DINICOLA
Chairman of the Board,
Chief Executive Officer
Zale Corporation

LARRY POLLOCK
President,
Chief Operating Officer
Zale Corporation

GLEN ADAMS
Chairman, President and
Chief Executive Officer
Southmark Corporation

PETER P. COPSES
Limited Partner
Apollo Advisors, L.P.

AUDIT COMMITTEE
Glen Adams
Peter P. Copses
Mark Dickstein

MARK DICKSTEIN*
President
Dickstein Partners Inc

FRANK E. GRZELECKI
President
Chief Operating Officer
Handy & Harman

COMPENSATION COMMITTEE
Frank E. Grzelecki
Richard C. Marcus
Andrew H. Tisch

RICHARD C. MARCUS
Principal
InterSolve Group, Inc.

ANDREW H. TISCH
Director
Loews Corporation

* Mr. Dickstein has decided not to stand for re-election


OFFICERS OF THE COMPANY
-----------------------

ROBERT J. DINICOLA
Chairman and Chief Executive
President and President,
Officer

LARRY POLLOCK
President and Chief Operating
President and
Officer

MERRILL J. WERTHEIMER
Executive Vice President --
Finance and Administration

BERYL RAFF
Senior Vice President and President,
Zales Division

MARY FORTE
Senior Vice President and President,
Gordon's Division

PAUL LEONARD
Senior Vice President and President,
Guild Division

MAX BROWN
Senior Vice President and President,
Diamond Park Division

JO ANN CONNOLLY
Senior Vice President --
Corporate Merchandising

PAUL KANNEMAN
Senior Vice President and
Chief Information Officer

HERSCHEL KRANITZ
Senior Vice President --
Human Resources

ALAN P. SHOR
Senior Vice President, General
Counsel and Secretary

JOHN SKINNER
Senior Vice
Jewelers Financial Services, Inc.

THOMAS E. WHIDDON
Senior Vice
Chief Financial Officer


CORPORATE INFORMATION
---------------------

EXECUTIVE OFFICES
901 West Walnut Hill Lane
Irving, Texas 75038-1003
(214) 580-4000

REGISTRAR & TRANSFER AGENT
Bank of Boston
Shareholder Services Division
P.O. Box 644
Mail Stop: 45-02-09
Securities
Boston, MA 02102-0644
(617) 575-3120

STOCKHOLDER INFORMATION
Stockholder Communications
901 West Walnut Hill Lane
M.S. 6B-1
Irving, Texas 75038-1003
(214) 580-4149

INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP, Dallas

STOCK LISTINGS
Nasdaq
Common -- Symbol: ZALE
Series A Warrants --
Symbol: ZALEW

FORM 10-K REQUESTS
Stockholders may obtain, without charge, a copy of the Corporation's Form 10-K as filed with the and Exchange Commission for the year ended July 31, 1995. Requests should be addressed to Stockholder Communications.


NOTICE OF ANNUAL MEETING
------------------------
Zale Corporation's 1995 Annual Meeting of Stockholders will be held at 10 a.m., Thursday, November 2, 1995 at the Westin Galleria in Dallas, Texas.

COMMON STOCK INFORMATION
------------------------
The Common Stock is quoted on the Nasdaq National Market, where it began trading on August 2, 1993 under the symbol "ZALEV" and, commencing on October 21, 1993, under the Symbol "ZALE". Prior to August 2, 1993, there was no public market for the Common Stock. The following table sets forth the high and low sales price per share for the Common Stock during the periods indicated as reported by the Nasdaq National Market.

                         1995                                   1994
Quarter         High               Low                   High           Low
-----------------------------------------------------------------------------
First        $14                   $ 8                  $11            $9
Second        13 1/4                10                   11             8
Third         12 1/2                10 1/4                9 1/2         8
Fourth        14                    11 1/4                9             8 1/4

As of September 5, 1995, the outstanding shares of Common Stock were held byapproximately 1,500 holders of record. The Company has not paid dividends on the Common Stock since the issuance on July 30, 1993, and does not anticipate paying dividends on the Common Stock in the foreseeable future. In addition, the terms of the Company's long-term indebtedness places certain restrictions on the Company's ability to declare and pay dividends on its Common Stock.

                                       28