Form 10-K, Exhibit 13
period 1996-07-31
ZALE CORP
filed 1996-10-25
CIK 109156

                                                                     EXHIBIT 13
                          ZALE CORPORATION AND SUBSIDIARIES
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selected Financial Data


                                                                                     ----------------------------------------------
                                                                                     Pro Forma(1)
                                                                                        Year      Four Mos.
                                                                                        Ended       Ended
                                                          Year Ended July 31,          July 31,    July 31,   Year Ended March 31,
                                                 ----------------------------------  ----------  ----------  ----------------------
(amounts in thousands except per share amounts)     1996        1995        1994        1993        1993        1993        1992
                                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                    |(unaudited)
                                                                                    |
INCOME STATEMENT DATA:                                                              |
----------------------------------------------                                      |
Net sales                                        $1,137,377  $1,036,149  $  920,307 |$  956,447  $  244,539  $  980,832  $1,156,455
Cost of sales                                       576,764     524,010     460,060 |   533,080     127,484     534,420     663,707
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
  Gross margin                                      560,613     512,139     460,247 |   423,367     117,055     446,412     492,748
Selling, general and administrative expenses        457,371     434,101     401,744 |   402,116     119,786     418,133     575,592
Depreciation and amortization expense (credit)        7,538         381      (4,385)|    26,459       8,973      26,316      50,899
Unusual items (2)                                    (4,486)        ---         --- |    20,200         ---      20,200     574,336
Reorganization and restructure costs                    ---         ---         --- |   143,690      47,879     137,937     175,659
Net reduction of reserves for preacquisition                                        |
  contingencies                                         ---         ---         --- |       ---         ---         ---       5,566
Gain on sale of assets                                  ---         ---         --- |       ---         ---         ---       2,667
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
Operating earnings (loss)                           100,190      77,657      62,888 |  (169,098)    (59,583)   (156,174)   (875,505)
Interest expense, net                                30,102      29,837      28,142 |    23,508       6,623      24,829      84,885
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                                                    |
Earnings (loss) before fresh-start revaluation,                                     |
  income taxes, extraordinary items and                                             |
  cumulative effect of accounting change             70,088      47,820      34,746 |  (192,606)    (66,206)   (181,003)   (960,390)
Fresh-start revaluation                                 ---         ---         --- |  (246,236)   (246,236)        ---         ---
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                                                    |
Earnings (loss) before income taxes,                                                |
  extraordinary items and cumulative                                                |
  effect of accounting change                        70,088      47,820      34,746 |  (438,842)   (312,442)   (181,003)   (960,390)
Income taxes                                         25,094      16,350      11,621 |       ---         ---         ---         ---
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                                                    |
Earnings (loss) before extraordinary items and                                      |
  cumulative effect of accounting change         $   44,994  $   31,470  $   23,125 |$ (438,842) $ (312,442) $ (181,003) $ (960,390)
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                                                    |
Net earnings (loss)                              $   43,898  $   31,470  $   21,557 |$  664,991  $  791,391  $ (181,003) $ (960,390)
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------
                                                 ----------  ----------  ---------- |----------  ----------  ----------  ----------

Earnings per common share (3):
  Primary:
    Earnings before extraordinary item           $     1.23  $     0.88  $     0.66
    Net earnings                                 $     1.20  $     0.88  $     0.62
  Assuming full dilution:
    Earnings before extraordinary item           $     1.23  $     0.86  $     0.66
    Net earnings                                 $     1.20  $     0.86  $     0.62
 Weighted average number of common
   shares outstanding (3):
    Primary                                          36,465      35,849      34,965
    Assuming full dilution                           36,618      36,565      34,965

BALANCE SHEET DATA:
----------------------------------------------
Working capital                                  $  775,500  $  781,802  $  763,216  $  676,677  $  676,677 |$  961,671  $  809,417
Total assets                                      1,163,811   1,110,708   1,112,647   1,013,523   1,013,523 | 1,252,448   1,088,060
Total debt                                          404,354     443,624     447,478     355,125     355,125 |   284,554         ---
Total stockholders' investment (deficit)            476,258     391,890     342,740     311,070     311,070 |  (791,391)   (610,388)
                                                                                                            |
STORES OPEN AT END OF PERIOD                          1,195       1,181       1,231       1,265       1,265 |     1,265       1,521

(1) Income statement data in this column represents historical income statement data for the twelve months ended July 31, 1993, which includes the four month period ended July 31, 1993 and the eight month period ended
March 31, 1993.

(2) Unusual items consist of reorganization recoveries of ($4,486) for the year ended July 31, 1996, and provisions for valuation of assets of $20,200 as of the pro forma year ended July 31, 1993 and for the year ended March 31, 1993, and $574,336 for the year ended March 31, 1992.

(3) Earnings (loss) per share is not presented in the "Predecessor" columns because such presentation would not be meaningful. The old stock, which was not publicly traded, was canceled under the Plan of Reorganization and the new stock was not issued until July 30, 1993 (the "Effective Date").

   This discussion and analysis should be read in conjunction with "Selected Financial Data" and Zale Corporation's (the "Company") Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The "Selected Financial Data" presented are derived from the audited Consolidated Financial Statements of the Company, unless otherwise indicated.

GENERAL

   On July 30, 1993 (the "Effective Date"), the Company completed a comprehensive restructuring of its capital structure through implementation of its Plan of Reorganization as confirmed on May 20, 1993 by the bankruptcy court. As a result of the restructuring transaction and the implementation of fresh-start reporting, the Company's results of operations subsequent to July 31, 1993 are not comparable to results of operations for prior periods. Fresh-start reporting resulted in a revaluation of the Company's assets and liabilities as of the Effective Date to reflect allocation of the reorganization value based upon the estimated fair market values of those assets and liabilities. The most significant effects of fresh-start reporting on results of operations are the reduction in amortization and depreciation expense from the write-off of substantially all the Company's fixed assets and the amortization of the "Excess of Revalued Net Assets Over Stockholders' Investment."

   On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. To facilitate a comparison of the Company's operating performance for the years ended July 31, 1996, 1995 and 1994, the four months ended July 31, 1993 and the years ended March 31, 1993 and 1992, the results of operations include a presentation of historical income statement data for twelve months ended July 31, 1993. This includes the four month period ended July 31, 1993 and the eight month period ended March 31, 1993. This twelve month period ended July 31, 1993 is referred to as "pro forma year ended July 31, 1993" and is unaudited.

RESULTS OF OPERATIONS

   The following table sets forth certain financial information from the Company's audited consolidated statements of operations expressed as a percentage of net sales and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

                                                       Year Ended July 31,
                                                    --------------------------
                                                     1996      1995      1994
                                                    ------    ------    ------
Net sales                                           100.0%    100.0%    100.0%
Cost of sales                                        50.7      50.6      50.0
                                                    ------    ------    ------
  Gross margin                                       49.3      49.4      50.0
Selling, general and administrative expenses         40.2      41.9      43.7
Depreciation and amortization expense (credit)        0.7       ---      (0.5)
Unusual items -- reorganization recoveries           (0.4)      ---       ---
                                                    ------    ------    ------

Operating earnings                                    8.8       7.5       6.8
Interest expense, net                                 2.6       2.9       3.0
                                                    ------    ------    ------

Earnings before income taxes and
  extraordinary items                                 6.2       4.6       3.8
Income taxes                                          2.2       1.6       1.3
                                                    ------    ------    ------

Earnings before extraordinary items                   4.0       3.0       2.5
Extraordinary items:
 Loss on early extinguishment of debt,
   net of income taxes                               (0.1)      ---      (0.2)
                                                    ------    ------    ------

Net earnings                                          3.9%      3.0%      2.3%
                                                    ------    ------    ------
                                                    ------    ------    ------

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

     NET SALES. Net Sales for the year ended July 31, 1996 increased by $101.2 million to $1,137.4 million, a 9.8 percent increase compared to the previous year. Sales for stores open for comparable periods increased by 9.9 percent. The sales increase primarily resulted from improved merchandise assortments, successful product promotions during the holiday and non-holiday periods and strong store level execution.

     GROSS MARGIN.  Gross Margin as a percentage of net sales decreased by
0.1 percent. The Company achieved this result while adhering to its merchandise strategy which included a transition in sales mix to more key item merchandise as well as reducing discontinued merchandise inventory during the current year. Key item merchandise produces higher sales volumes but has a slightly lower gross margin rate, on average, than other merchandise. The LIFO provision was $2.4 million and $2.8 million for the years ended July 31, 1996 and 1995, respectively.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative Expenses decreased 1.7 percent as a percentage of net sales. Store payroll expense decreased 1.0 percent as a percentage of net sales as a result of focused productivity measures. Other store expenses decreased 0.9 percent of net sales principally related to store occupancy costs, which increased at a lower rate than net sales. Corporate expenses decreased by
0.9 percent of net sales principally as a result of lower costs for payroll, outside services and insurance. The current year demonstrates the Company's ability to leverage its fixed store and corporate operating expenses while increasing sales in the stores. These improvements were partially offset by an increased provision for chargeoffs of customer accounts resulting from general economic conditions.

     EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXPENSE, EXTRAORDINARY ITEM AND UNUSUAL ITEMS. Earnings Before Interest, Taxes, Depreciation and Amortization Expense, Extraordinary Item and Unusual Items were $103.2 million and $78.0 million for the years ended July 31, 1996 and 1995, respectively, an increase of 32.3 percent.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and Amortization Expense increased by $7.2 million. Amortization of the Excess of Revalued Net Assets Over Stockholders' Investment was $5.9 million in both periods. However, depreciation and amortization of property and equipment increased from $6.2 million to $13.1 million as new assets have been purchased in connection with the Company's store expansion and remodeling programs.

     UNUSUAL ITEMS - REORGANIZATION RECOVERIES.  Unusual Items -
Reorganization Recoveries were $4.5 million for the year ended July 31, 1996.
 There were no unusual items for the prior year. See the note to the Consolidated Financial Statements "Unusual Items - Reorganization Recoveries".

     INTEREST EXPENSE, NET.   Interest Expense,  Net was  $30.1 million  and
$29.8 million for the years ended July 31, 1996 and 1995, respectively. Interest expense primarily remained constant due to the early redemption of the $60.0 million 11.0 Percent Second Priority Senior Secured Notes on September 11, 1995 partially offset by the increase in interest expense due to higher borrowings under the Revolving Credit Agreement and a reduction in interest income due to lower average balances in short-term investments. Also, the prior year included $1.2 million of interest income on funds escrowed for previous bankruptcy matters.

     INCOME TAXES. The income tax expense for the years ended July 31, 1996 and 1995 was $24.5 million and $16.4 million, respectively, reflecting an effective tax rate of 35.8 percent and 34.2 percent, respectively. As a result of guidelines regarding accounting for income taxes of companies utilizing fresh-start reporting, the Company reports earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes for the near future. The Company will realize the cash benefit from utilization of the tax net operating loss carryforward ("NOL") (after limitations) against current and future tax liabilities. As of July 31, 1996, the Company had a NOL (after limitations) of approximately $324 million.

     EXTRAORDINARY ITEM. The extraordinary charge of $1.1 million, net of an income tax benefit of $0.6 million, for the year ended July 31, 1996 was the result of the early redemption of the $60.0 million 11.0 Percent Second Priority Senior Secured Notes. See the note to the Consolidated Financial Statements "Long-Term Debt".

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1994

     NET SALES. Net Sales for the year ended July 31, 1995 increased by $115.8 million to $1,036.1 million, a 12.6 percent increase compared to the previous year. The increase was primarily the result of new management's implementation of a key item merchandising strategy, product-focused marketing and improved execution in the stores. Sales for stores open for comparable periods increased by approximately 12.8 percent.

     GROSS MARGIN.  Gross Margin as a percentage of net sales decreased by
0.6 percent from higher markdowns for clearance of discontinued merchandise.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative Expenses, which increased by $32.4 million, were 41.9 percent and 43.7 percent of sales for the years ended July 31, 1995 and 1994, respectively. Store expenses decreased by 1.7 percent of sales as store occupancy costs and payroll increased at a lower rate than sales. Promotional expenditures decreased as both a percentage of sales and in total dollars. Corporate expenses decreased by 1.2 percent of sales principally as a result of lower costs for management information systems and insurance. These improvements were offset by a decrease in net credit income principally from reduced finance charge income on a lower average receivables portfolio in relation to the prior year. The reduction in the average receivables portfolio resulted from the decrease of accounts from significant store closings in 1992 and 1993, coupled with faster cash collections of customer balances than in the prior year.

     EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXPENSE (CREDIT) AND EXTRAORDINARY ITEM. Earnings Before Interest, Taxes,
Depreciation and Amortization Expense (Credit) and Extraordinary Item were $78.0 million and $58.5 million for the years ended July 31, 1995 and 1994, respectively, an increase of 33.4 percent.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and Amortization Expense increased by $4.8 million. Amortization of the Excess of Revalued Net Assets Over Stockholders' Investment was $5.9 million in both periods. However, depreciation and amortization of property and equipment increased from $1.4 million to $6.2 million as new assets have been purchased since the fresh-start reporting write-off of substantially all fixed assets of the Company at July 31, 1993.

     INTEREST EXPENSE, NET. Interest Expense, Net was $29.8 million and $28.1 million for the years ended July 31, 1995 and 1994, respectively. The increase was principally due to the refinancing of the Receivables Securitization Facility in July 1994 at a higher amount, partially offset by an increase in investment income. Fiscal year 1995 also included $1.2 million of interest income on funds escrowed for bankruptcy matters.

     INCOME TAXES. Income Taxes for the years ended July 31, 1995 and 1994 were $16.4 million and $10.6 million, respectively, reflecting an effective tax rate of 34.2 percent and 32.9 percent, respectively. As of July 31, 1995, the Company had a NOL (after limitations) of approximately $378 million.

     EXTRAORDINARY ITEM. The extraordinary charge of $1.6 million, net of an income tax benefit of $1.0 million, for the year ended July 31, 1994 was the result of early redemption of the Diamond Funding Corp. Receivables Notes upon consummation of a new securitization program. See the note to the Consolidated Financial Statements "Long-Term Debt".

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash requirements consist principally of funding inventory and receivables growth, capital expenditures primarily for renovations and new store growth, and debt service. As of July 31, 1996, the Company had cash and cash equivalents of $50.0 million, including $31.5 million restricted primarily by the collateral requirements under the Receivables Securitization Facility established by the Company in July 1994 (the "Receivables Securitization Facility"). The retail jewelry business is highly seasonal, with a significant proportion of sales and operating income being generated in November and December of each year. Approximately 39.7 percent and 41.2 percent of the Company's annual sales were made during the three months ended January 31, 1996 and 1995, respectively, which includes the Christmas selling season. The Company's working capital requirements fluctuate during the year, increasing substantially during the fall season as a result of higher planned seasonal inventory levels.

     Zale Funding Trust, a limited purpose Delaware business trust for the Company formed to finance customer accounts receivable, issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes") in July 1994 pursuant to the Receivables Securitization Facility. The ZFT Receivables Notes are secured by a lien on all customer accounts receivable and mature in July 1999.

     On August 11, 1995, the Company entered into a three year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of loans outstanding under the Revolving Credit Agreement exceed the lesser of the total commitment of $150.0 million and a defined borrowing base ($204.1 million at July 31, 1996, based on a fixed percentage of eligible inventory, as defined).

     The Revolving Credit Agreement was structured to increase the Company's flexibility through less restrictive loan covenants, lower collateral requirements and a lower fee and interest rate structure than its earlier agreement. The increased flexibility allowed in the new Revolving Credit Agreement combined with the increased liquidity from the Receivables Securitization Facility enabled the Company to redeem its 11.0 percent notes, redeem the Series B Warrants and continue to invest in its capital improvement and store growth initiatives.

     Approximately $60.0 million of Second Priority Senior Secured Notes due 2000 bearing interest at 11.0 percent per annum were issued by the Company upon its emergence from bankruptcy. These notes were redeemed on September 11, 1995 utilizing cash on hand. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million. An extraordinary charge of $1.1 million, net of an income tax benefit of $0.6 million, was recorded in the first quarter of fiscal year 1996. See the note to the Consolidated Financial Statements "Long-Term Debt".

     On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski International Holding, A.G. ("Swarovski") rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were canceled and are no longer outstanding. See the note to the Consolidated Financial Statements "Capital Stock".

     The Company just completed the second year of a three year store remodeling and refurbishment program. This program will enable the Company to enhance its stores in certain key markets relative to its competition. Additionally, the Company plans significant upgrades to its management information systems over the next several years. The Company anticipates spending approximately $61.0 million on capital expenditures in fiscal year 1997. Capital expenditures are typically scheduled for the late spring through early fall in order to have new or renovated stores ready for the Christmas selling season. During the year ended July 31, 1996, the Company made approximately $48.8 million in capital expenditures, a significant portion of which was used to enhance the appearance of 91 stores and to open 44 new stores. In addition, on January 18, 1996, the Company acquired Karten's Jewelers, Inc., a 20-store chain. The addition of Karten's significantly increased the Company's presence in the Northeast. By the 1996 Christmas selling season, these stores will begin transitioning to the Zales name. The Company acquired all the outstanding shares of common stock for $3.0 million in cash and assumption of all liabilities. In fiscal years 1997 and 1998, the Company intends to add approximately 200 new locations through new store openings or strategic acquisitions.

     There has been an increase of approximately $82 million, or 22 percent, in owned merchandise inventories at July 31, 1996 compared to the balance at July 31, 1995. The increase in inventory levels is primarily a result of improving the depth and breadth of merchandise available in the stores to accommodate increasing sales and to a lesser extent the Company shifting its merchandise mix to reduce the amount of consigned merchandise. As a result of the above, the Company had outstanding borrowings of $23.6 million under the Revolving Credit Agreement at July 31, 1996, compared to no such borrowings at July 31, 1995.

     Future liquidity will also be enhanced to the extent that the Company is able to realize the cash benefit from utilization of its NOL against current and future tax liabilities. The cash benefit realized in fiscal 1996 was approximately $23 million. Guidelines regarding accounting for income taxes of companies utilizing fresh-start reporting, require the Company to report earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes for the near future. As of July 31, 1996, the Company has a NOL (after limitations) of approximately $324 million, which represents up to $126 million in future tax benefits. The utilization of this asset is subject to limitations. The most restrictive is the Internal Revenue Code Section 382 annual limitation. The NOL will begin to expire in fiscal year 2002 but can be utilized through 2009.

     Management believes that operating cash flow, amounts available under the Revolving Credit Agreement and amounts available under the Receivables Securitization Facility should be sufficient to fund the Company's current operations, debt service and currently anticipated capital expenditure requirements.

     This Management's Discussion and Analysis contains forward-looking statements, including statements concerning expected capital expenditures to be made in the future, expected significant upgrades to its management information systems over the next several years, the addition of new locations through either new store openings or strategic acquisitions, and the adequacy of the Company's sources of cash to finance its current and future operations. These forward-looking statements involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: the impact of the general economic conditions due to the fact that jewelry purchases are discretionary for consumers and may be affected by adverse trends in the general economy; competition in the jewelry business which is fragmented; the variability of quarterly results and seasonality of the retail business; the ability to improve productivity in existing stores and to increase comparable store sales; the availability of alternate sources of merchandise supply in the case of an abrupt loss of any significant supplier during the three month period leading up to the Christmas season; the dependence on key personnel who have been hired or retained since bankruptcy; the changes in regulatory requirements which are applicable to the Company's business; management's decisions to pursue new product lines which may involve additional costs; and the risk factors listed from time to time in the Company's Securities and Exchange Commission reports, including but not limited to, its Annual Report on Form 10-K for the year ended July 31, 1996.

INFLATION

     In management's opinion, changes in Net Sales and Net Earnings that have resulted from inflation and changing prices have not been material. There is no assurance, however, that inflation will not materially affect the Company in the future.

MANAGEMENT'S REPORT

To the Stockholders of Zale Corporation:

     The integrity and consistency of the consolidated financial statements of Zale Corporation (the "Company"), which were prepared in accordance with generally accepted accounting principles, are the responsibility of management and properly include some amounts that are based upon estimates and judgments.

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

     The consolidated financial statements of the Company have been audited by Arthur Andersen LLP, independent public accountants. Their report expresses their opinion as to the fair presentation, in all material respects, of the financial statements and is based upon their independent audit conducted in accordance with generally accepted auditing standards.

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

Robert J. DiNicola                      Merrill J. Wertheimer
Chairman of the Board and               Executive Vice President - Finance and
Chief Executive Officer                 Chief Financial Officer


Sue E. Gove
Senior Vice President -
Treasurer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Zale Corporation:

     We have audited the accompanying consolidated balance sheets of Zale Corporation (a Delaware corporation) and subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of operations, cash flows, and stockholders' investment for each of the three years in the period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zale Corporation and subsidiaries as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Dallas, Texas
September 9, 1996

                        ZALE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                              YEAR ENDED  YEAR ENDED  YEAR ENDED
                                                JULY 31,   JULY 31,    JULY 31,
                                                  1996       1995        1994
                                               ----------  ----------  --------
Net Sales                                      $1,137,377  $1,036,149  $920,307
Cost of Sales                                     576,764     524,010   460,060
                                               ----------  ----------  --------
  Gross Margin                                    560,613     512,139   460,247
Selling, General and Administrative
  Expenses                                        457,371     434,101   401,744
Depreciation and Amortization Expense
  (Credit)                                          7,538         381    (4,385)
Unusual Items -- Reorganization Recoveries         (4,486)        ---       ---
                                               ----------  ----------  --------
Operating Earnings                                100,190      77,657    62,888
Interest Expense, Net                              30,102      29,837    28,142
                                               ----------  ----------  --------

Earnings Before Income Taxes and
  Extraordinary Items                              70,088      47,820    34,746
Income Taxes                                       25,094      16,350    11,621
                                               ----------  ----------  --------

Earnings Before Extraordinary Items                44,994      31,470    23,125
Extraordinary Items:
  Loss on Early Extinguishment of Debt,
    Net of Income Taxes of $(603) and
      $(1,045), respectively                       (1,096)        ---    (1,568)
                                               ----------  ----------  --------

Net Earnings                                   $   43,898  $   31,470  $ 21,557
                                               ----------  ----------  --------
                                               ----------  ----------  --------

Earnings Per Common Share:
  Primary:
    Earnings Before Extraordinary Items        $     1.23  $     0.88  $   0.66
    Extraordinary Items                             (0.03)        ---     (0.04)
                                               ----------  ----------  --------
    Net Earnings                               $     1.20  $     0.88  $   0.62
                                               ----------  ----------  --------
                                               ----------  ----------  --------

  Assuming full dilution:
    Earnings Before Extraordinary Items        $     1.23  $     0.86  $   0.66
    Extraordinary Items                             (0.03)        ---     (0.04)
                                               ----------  ----------  --------
    Net Earnings                               $     1.20        0.86  $   0.62
                                               ----------  ----------  --------
                                               ----------  ----------  --------

Weighted Average Number of Common
  Shares Outstanding:
    Primary                                        36,465      35,849    34,965
    Assuming full dilution                         36,618      36,565    34,965






           See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (AMOUNTS IN THOUSANDS)

                                                       JULY 31,     JULY 31,
                                                         1996         1995
                                                      ----------   ----------

ASSETS
Current Assets:
  Cash and Cash Equivalents                           $   50,046   $  154,905
  Customer Receivables, Net                              419,877      396,380
  Merchandise Inventories                                457,862      375,413
  Other Current Assets                                    25,535       23,859
                                                      ----------   ----------
Total Current Assets                                     953,320      950,557

Property and Equipment, Net                              108,254       71,487
Other Assets                                              45,737       39,864
Deferred Tax Asset, Net                                   56,500       48,800
                                                      ----------   ----------
Total Assets                                          $1,163,811   $1,110,708
                                                      ----------   ----------
                                                      ----------   ----------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current Portion of Long-term Debt                   $       26   $    2,907
  Accounts Payable and Accrued Liabilities               145,794      117,048
  Deferred Tax Liability, Net                             32,000       48,800
                                                      ----------   ----------
Total Current Liabilities                                177,820      168,755

Non-current Liabilities                                   34,627       32,670
Long-term Debt                                           404,328      440,717
Excess of Revalued Net Assets Over Stockholders'
  Investment, Net                                         70,778       76,676
Commitments and Contingencies
Stockholders' Investment:
  Preferred Stock                                            ---          ---
  Common Stock                                               352          350
  Additional Paid-In Capital (Includes Stock Warrants)   383,042      337,534
  Unrealized Gains on Securities                           1,013          979
  Accumulated Earnings                                    91,851       53,027
                                                      ----------   ----------
Total Stockholders' Investment                           476,258      391,890
                                                      ----------   ----------
Total Liabilities and Stockholders' Investment        $1,163,811   $1,110,708
                                                      ----------   ----------
                                                      ----------   ----------








                    See Notes to the Consolidated Financial Statements.

                         ZALE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (amounts in thousands)

                                                      YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                       JULY 31,      JULY 31,      JULY 31,
                                                         1996          1995          1994
                                                       --------      --------      ---------
NET CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                         $ 43,898      $ 31,470      $ 21,557
  Non cash expenses, gains and losses:
    Depreciation and amortization
      expense (credit)                                    8,904         1,498        (4,186)
    Utilization of pre-emergence net
      operating loss                                     23,208        16,204        10,439
 Other adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
    Extraordinary loss on early extinguishment
      of debt                                             1,699          ---          2,613
    Changes in:
      Customer receivables, net                         (22,323)        1,506        27,214
      Merchandise inventories                           (74,739)       25,621       (19,609)
      Other current assets                               (1,253)       (2,385)        8,148
      Other assets                                         (768)          (55)        6,360
      Accounts payable and accrued liabilities           18,014       (27,752)      (43,279)
      Non-current liabilities                             1,957          (203)        4,885
                                                       --------      --------      ---------
Net Cash Provided by (Used in) Operating
  Activities                                             (1,403)       45,904        14,142
                                                       --------      --------      ---------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                   (48,790)      (42,295)      (27,838)
  Dispositions of property and equipment                    829         1,987            63
  Acquisition, net of cash acquired                      (2,547)          ---           ---
  Other                                                    (340)         (205)          103
                                                       --------      --------      ---------
Net Cash Used in Investing Activities                   (50,848)      (40,513)      (27,672)
                                                       --------      --------      ---------



               See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (continued)
                             (amounts in thousands)


                                                   YEAR ENDED    YEAR ENDED     YEAR ENDED
                                                     JULY 31,      JULY 31,       JULY 31,
                                                      1996           1995           1994
                                                  -----------    ----------     ----------
NET CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt                      $  (66,608)    $  (3,896)     $  (3,630)
  Net borrowings under revolving credit
    agreement                                         23,600           ---            ---
  Payment for redemption of Series B Warrants         (9,264)          ---            ---
  Borrowings under accounts receivable
    securitization facility                              ---           ---        380,551
  Repayments of prior accounts receivable
    securitization facility                              ---           ---       (284,700)
  Payment of prepayment penalty and other
    related costs on early extinguishment of debt     (1,699)          ---         (2,613)
  Debt issue and capitalized financing costs            (629)         (461)        (5,400)
  Proceeds from exercise of stock options
    and warrants                                       1,992           171            ---
   Other                                                 ---           ---           (243)
                                                  -----------    ----------     ----------
Net Cash Provided by (Used in) Financing
  Activities                                         (52,608)       (4,186)        83,965
                                                  -----------    ----------     ----------

Net Increase (Decrease) in Cash and Cash
  Equivalents                                       (104,859)        1,205         70,435


Cash and Cash Equivalents at Beginning of Period     154,905       153,700         83,265
                                                  -----------    ----------     ----------

Cash and Cash Equivalents at End of Period        $   50,046     $ 154,905      $ 153,700
                                                  -----------    ----------     ----------
                                                  -----------    ----------     ----------

Supplemental cash flow information:
  Interest paid                                   $   35,020     $  36,443      $  27,278
  Interest received                               $    3,233     $   7,641      $   1,724
  Income taxes paid (net of refunds received)     $    1,653     $     568      $     470
  Restricted cash - at period end date            $   31,510     $  51,422      $  58,528



               See Notes to the Consolidated Financial Statements.

                          ZALE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                                (amounts in thousands)




                                    NUMBER OF              ADDITIONAL     UNREALIZED
                                  COMMON SHARES   COMMON    PAID-IN      GAINS (LOSSES)   ACCUMULATED
                                   OUTSTANDING    STOCK     CAPITAL      ON SECURITIES      EARNINGS     TOTAL
                                  -------------   ------   ----------    --------------   -----------    -----
 POST-EMERGENCE -
  Balance, July 31, 1993
    (Fresh-Start Reporting Date)     34,972       $ 350     $310,720      $    ---         $    ---    $ 311,070
    Net Earnings                        ---         ---          ---           ---           21,557       21,557
    Utilization of Pre-Emergence
     Net Operating Loss                 ---         ---       10,439           ---              ---       10,439
    Treasury Stock Acquired              (7)        ---          ---           ---              ---          ---
    Unrealized Loss on Securities       ---         ---          ---          (326)             ---         (326)
                                    --------       ----     --------         ------         -------     ---------

  Balance, July 31, 1994             34,965         350      321,159          (326)          21,557      342,740
    Net Earnings                        ---         ---          ---           ---           31,470       31,470
    Utilization of Pre-Emergence
     Net Operating Loss                 ---         ---       16,204           ---              ---       16,204
    Exercise of Stock Options
     and Warrants                        19         ---          171           ---              ---          171
    Treasury Stock Acquired              (1)        ---          ---           ---              ---          ---
    Unrealized Gain on Securities       ---         ---          ---         1,305              ---        1,305
                                    --------       ----     --------         ------         -------     ---------

Balance, July 31, 1995               34,983         350      337,534           979           53,027      391,890
  Net Earnings                          ---         ---          ---           ---           43,898       43,898
  Purchase of B Warrants                ---         ---       (4,190)          ---           (5,074)      (9,264)
  Utilization of Pre-Emergence
    Net Operating Loss                  ---         ---       23,208           ---              ---       23,208
 Change in Estimate of
  Realization of Deferred
  Income Tax Asset                      ---         ---       24,500           ---              ---       24,500
 Exercise of Stock Options
  and Warrants                          216           2        1,990           ---              ---        1,992
  Unrealized Gain on Securities         ---         ---          ---            34              ---           34
                                    --------       ----     --------         ------         -------     ---------

Balance, July 31, 1996               35,199       $ 352     $383,042       $ 1,013         $ 91,851     $476,258
                                    --------       ----     --------         ------         -------     ---------
                                    --------       ----     --------         ------         -------     ---------



               See Notes to the Consolidated Financial Statement

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Zale Corporation and its wholly-owned subsidiaries (the "Company" or "Zale"). The Company consolidated substantially all its retail operations into Zale Delaware, Inc. ("ZDel") at the time of emergence from bankruptcy. ZDel is the parent company for several subsidiaries, including three that are engaged primarily in providing credit insurance to credit customers of the Company. All significant intercompany transactions have been eliminated. On January 18, 1996, the Company acquired Karten's Jewelers, Inc., ("Karten's") a privately owned chain of 20 fine jewelry stores. The Company acquired all the outstanding shares of common stock for $3.0 million in cash and assumption of all liabilities.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS includes cash on hand, deposits in banks and short-term marketable securities at varying interest rates with maturities of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments. At July 31, 1996, $31.5 million was restricted of which $30.3 million was restricted based on collateral requirements under the Receivables Securitization Facility.

     CUSTOMER RECEIVABLES are classified as current assets, including amounts
which are due after one year, in accordance with industry practices.   The
allowance for doubtful accounts was $51.4 million and $42.6 million at July 31, 1996 and 1995, respectively. Finance charge income of $79.5 million, $79.3 million and $82.4 million for the years ended July 31, 1996, 1995 and 1994, respectively, has been reflected as a reduction of Selling, General and Administrative Expenses.

     MERCHANDISE INVENTORIES are stated at the lower of cost or market, which is determined primarily in accordance with the retail inventory method. Substantially all inventories represent finished goods which are valued using the last-in, first-out ("LIFO") method. The Company employs a methodology which provides better inventory turnover and profitability information in order to identify and determine the appropriate merchandising action for problem merchandise on a more timely basis and ensure that such inventory is valued at the lower of cost or market.

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

     EXCESS OF REVALUED NET ASSETS OVER STOCKHOLDERS' INVESTMENT is being amortized over fifteen years. Amortization was $5.9 million for the years ended July 31, 1996, 1995 and 1994. Accumulated amortization was $17.7 million and $11.8 million at July 31, 1996 and 1995, respectively.

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

     ADVERTISING EXPENSES are charged against operations when incurred. Amounts charged against operations were $37.6 million, $35.2 million and $36.9 million for the years ended July 31, 1996, 1995 and 1994, respectively. The amounts of prepaid advertising at July 31, 1996 and 1995 are $2.4 million and $1.8 million, respectively.

     RECLASSIFICATIONS. The classifications in use at July 31, 1996 have been applied to the financial statements for July 31, 1995 and 1994.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

MERCHANDISE INVENTORIES

     The Company uses the LIFO method of accounting for inventory, which results in a matching of current costs with current revenues. The estimated cost of replacing the Company's inventories exceeds its net LIFO cost by approximately $12.2 million and $9.9 million at July 31, 1996 and 1995, respectively. Inventories on a first-in, first-out ("FIFO") basis were $470.1 million and $385.3 million at July 31, 1996 and 1995, respectively. The Company also maintained consigned inventory at its retail locations of approximately $78.9 million and $85.9 million at July 31, 1996 and 1995, respectively. This consigned inventory and related contingent obligation are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability in accounts payable and the related cost of merchandise in Cost of Sales.

PROPERTY AND EQUIPMENT

     The Company's property and equipment consists of the following:

                                       JULY 31, 1996    JULY 31, 1995
                                       -------------    -------------
                                           (AMOUNTS IN THOUSANDS)

Buildings and Leasehold Improvements    $  39,439        $  21,357
Furniture and Fixtures                     64,569           36,976
Construction in Progress                   14,835           10,752
Property Held for Sale                      9,557            9,896
                                        ---------        ---------
                                          128,400           78,981
Less: Accumulated Amortization and
  Depreciation                            (20,146)          (7,494)
                                        ---------        ---------

Total Net Property and Equipment        $ 108,254        $  71,487
                                        ---------        ---------
                                        ---------        ---------

     Property Held for Sale represents land and buildings which are being held for future sale and are not being used in the Company's operations.

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES

     The Company's accounts payable and accrued liabilities consists of the following:

                                      JULY 31, 1996     JULY 31, 1995
                                      -------------     -------------
                                           (AMOUNTS IN THOUSANDS)

Accounts Payable                       $  67,492         $ 43,108
Accrued Payroll                           19,759           20,690
Accrued Taxes                             14,833           14,000
Other Accruals                            43,710           39,250
                                       ---------         ---------

Total Accounts Payable and Accrued
 Liabilities                           $ 145,794         $117,048
                                       ---------         ---------
                                       ---------         ---------

The Company's non-current liabilities consists principally of the accumulated obligation for postretirement benefits under Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and loss reserves for insurance subsidiaries.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

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

     Effective April 1, 1993, the Company adopted the provisions of SFAS No.
106. This standard requires that the costs of the postretirement benefits described in the preceding paragraph be recognized in the financial statements over an employee's active working career on an accrual basis. In previous years, the Company recognized the costs on a cash basis.

     The accumulated postretirement benefits obligation ("APBO"), which represents the actuarial present value of benefits attributed to employee service rendered as of July 31, 1996 and 1995 for the unfunded plan, include the following components:

                                              JULY 31,   JULY 31,
                                                1996       1995
                                              --------   --------
                                             (AMOUNTS IN THOUSANDS)

     Active Employees Under Retirement Age   $  4,260   $  6,574
     Active Employees Eligible to Retire        2,161      3,624
     Current Retirees                           7,641     10,488
                                              -------   --------
     Accumulated Benefit Obligation            14,062     20,686
     Unrecognized Prior Service Cost             (348)      (406)
     Unrecognized Net Gain (Loss)               7,019     (1,607)
                                              -------   --------

     Total Accrued Postretirement Benefit
       Liability                              $20,733   $ 18,673
                                              -------   --------
                                              -------   --------

     The unrecognized gain of $7.0 million at July 31, 1996, resulted primarily from changes in plan experience and actuarial assumptions, including a reduction in average claim cost and a reduction in the number of eligible participants. The gain will be amortized in accordance with SFAS No. 106.

     The annual expense relating to postretirement benefits, which are reflected in Selling, General and Administrative Expenses, are as follows:

                             YEAR ENDED     YEAR ENDED    YEAR ENDED
                              JULY 31,       JULY 31,      JULY 31,
                                1996           1995          1994
                             ----------     ----------    ----------
                                     (AMOUNTS IN THOUSANDS)

     Service Cost              $ 1,130        $ 1,035     $   818
     Interest Cost               1,557          1,465       1,144
     Amortization                   58             16         ---
                               -------         ------     -------
     Total Postretirement
       Benefit Cost            $ 2,745        $ 2,516     $ 1,962
                               -------         ------     -------
                               -------         ------     -------

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES (CONTINUED)

     The weighted-average discount rate used in determining the APBO at July 31, 1996 and 1995 was 7.75 percent. The weighted-average annual assumed rates of increase in the cost of covered medical and dental benefits at July 31, 1995 were 13.0 percent and 8.5 percent, respectively, and are assumed to gradually decrease to 6.0 percent over eight years. At July 31, 1996, the initial medical and dental trend rates are 12.0 percent and 8.25 percent, respectively, and are assumed to gradually decrease to 6.0 percent in the year 2003. The effect of a one percent increase in the health care cost trend rate on the APBO and the net periodic expense would be an increase of approximately $2.4 million and $0.2 million, respectively.

LONG-TERM DEBT

     Long-term debt consists of the following:

                                       JULY 31, 1996   JULY 31, 1995
                                       -------------   -------------
                                           (AMOUNTS IN THOUSANDS)

Revolving Credit Agreement               $  23,600       $     ---
Receivables Securitization Facility        380,635         380,593
Second Priority Senior Secured Notes           ---          60,017
Capital Lease Obligations                      ---           2,499
Other (primarily mortgages)                    119             515
                                         ---------       ---------
                                           404,354         443,624
Less Current Portion                           (26)         (2,907)
                                         ---------       ---------

Total Long-Term Debt                     $ 404,328       $ 440,717
                                         ---------       ---------
                                         ---------       ---------

     Fiscal year scheduled maturities of long-term debt at July 31, 1996 were as follows: 1997 - $-0- million; 1998 - $-0- million; 1999 - $404.3 million;
2000 - $-0- million; 2001 - $-0- million; thereafter - $-0- million; for a total of $404.3 million.

     REVOLVING CREDIT AGREEMENT. On August 11, 1995, Zale and ZDel (the "Borrowers") entered into a three year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of loans outstanding under the Revolving Credit Agreement exceed the lesser of the total commitment of $150.0 million and a defined borrowing base ($204.1 million at July 31, 1996, based on a fixed percentage of eligible inventory, as defined).
The Borrowers' obligations under the Revolving Credit Agreement are primarily secured by a first lien on and security interest in all inventory (excluding inventory on consignment).

     The revolving credit loans bear interest at floating rates, currently LIBOR + 2.0 percent or the agent's adjusted base rate + 0.75 percent, at the Borrowers' option, and can be adjusted based on certain future performance levels attained by the Borrowers. The Company pays a commitment fee of 3/8 percent per annum on the preceding month's unused Revolving Credit Agreement commitment. The Borrowers may repay the revolving credit loans at any time without penalty. At July 31, 1996, there were $23.6 million in loans outstanding under the Revolving Credit Agreement at a weighted-average interest rate of 7.68 percent. There were approximately $0.5 million of letters of credit outstanding at July 31, 1996.

     The Revolving Credit Agreement contains certain restrictive covenants, which, among other things, keep within certain limits the Borrowers ability to pay dividends and make other restricted payments, incur additional indebtedness, engage in certain transactions with affiliates, incur liens, make investments and sell assets. The Revolving Credit Agreement also requires the Borrowers to maintain certain financial ratios and specified levels of net worth.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

LONG-TERM DEBT (CONTINUED)

     RECEIVABLES SECURITIZATION FACILITIES. Effective July 15, 1994, the Company refinanced its $284.6 million, net of discount, aggregate principal amount of 6.35 percent Receivables Backed Notes ("DFC Receivables Notes"), through a new securitization program discussed below. Upon consummation of the new securitization program, the DFC Receivables Notes were redeemed. The Company was required to pay a special redemption premium in the amount of approximately $2.6 million upon early redemption of the DFC Receivables Notes. This amount, net of an income tax benefit of $1.0 million, has been classified as an extraordinary charge on the Consolidated Statement of Operations as of July 31, 1994.

     In connection with the refinancing, Zale Funding Trust ("ZFT"), a limited purpose Delaware business trust was formed to finance customer accounts receivable. ZFT established an accounts receivable securitization facility (the "ZFT Securitization"), pursuant to which it issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes"). The proceeds from the ZFT Receivables Notes were used to buy the revolving credit card accounts receivable of ZDel and other affiliates. Collections from those receivables are used in part to pay interest on the ZFT Receivables Notes and to purchase daily ZDel's customer accounts receivable.
The ZFT Receivables Notes are secured by a lien on all customer accounts receivable and are nonrecourse with regard to Zale and ZDel.

     The ZFT Receivables Notes bear interest at the following rates, payable monthly in arrears (amounts in thousands):

            PRINCIPAL                   RATE
            ---------    ---------------------------------
            $ 37,620     LIBOR + .40%, not to exceed 12.0%
             294,100     7.325%
              28,600     7.50%
              20,440     8.15%
            --------
            $380,760
            --------
            --------

     The effective interest rate, based on a current LIBOR rate of 5.5 percent, including amortization of debt issuance costs, approximated 7.54 percent at July 31, 1996.

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

     The ZFT Securitization imposes certain reporting obligations on the Company and limits ZFT's ability, among other things, to grant liens, incur certain indebtedness, or enter into other lines of business. Additionally, under certain conditions as defined, including among other things, failure to pay principal or interest when due, failure to cure a borrowing base deficiency and breach of any covenant that is not cured, the ZFT Securitization is subject to an early amortization whereby the ZFT Receivables Notes may be declared due and payable immediately. The restricted cash balance shown on the Consolidated Statements of Cash Flows as of July 31, 1996 and 1995 primarily represents the restricted cash of ZFT which is based on the relationship between the ZFT Receivables Notes outstanding and gross accounts receivable as of July 31, 1996 and 1995.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

LONG-TERM DEBT (CONTINUED)

     11.0 PERCENT SECOND PRIORITY SENIOR SECURED NOTES DUE 2000. The 11.0 Percent Second Priority Senior Secured Notes due 2000 (the "Notes") were issued by ZDel under an indenture dated as of July 30, 1993 among ZDel, as issuer, Zale, as guarantor and IBJ Schroder Bank & Trust Company, as trustee. At
July 31, 1995, there was approximately $60.0 million principal amount of Notes outstanding. The Notes were guaranteed by Zale and were secured by second liens on substantially all the assets of Zale and ZDel.

     The increased flexibility allowed in the new Revolving Credit Agreement enabled the Company to redeem early the Notes on September 11, 1995 utilizing cash on hand. The Notes were optionally redeemable by ZDel at a redemption price equal to 102 percent of their principal amount together with accrued interest to the redemption date. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million resulting in an extraordinary charge of $1.1 million, net of an income tax benefit of $0.6 million, being recorded in the first quarter of fiscal year 1996.


LEASE COMMITMENTS

     The Company rents most of its retail space under leases that generally range from five to ten years and may contain minimum rent escalations. The Company amended and extended its corporate headquarters lease effective at the expiration of the current five year lease, which will be treated as an operating
lease starting in September 1997.   Lease incentives of approximately $4.7
million for reimbursement of certain leasehold improvement expenditures will be amortized against lease payments over the life of the lease. All existing real estate leases are treated as operating leases. Sublease rental income under noncancellable leases is not material.

     Rent expense is as follows:
                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                         JULY 31,       JULY 31,       JULY 31,
                                           1996           1995           1994
                                        ----------     ----------     ----------
                                                 (AMOUNTS IN THOUSANDS)
Retail Space:
 Minimum Rentals                         $61,724        $55,645        $52,064
 Rentals Based on Sales                   27,752         28,365         25,346
                                         -------        -------        -------
                                          89,476         84,010         77,410
Equipment and Corporate Headquarters       3,368          3,386          3,478
                                         -------        -------        -------

Total Rent Expense                       $92,844        $87,396        $80,888
                                         -------        -------        -------
                                         -------        -------        -------

     Contingent rentals paid to lessors of certain store facilities are determined principally on the basis of a percentage of sales in excess of contractual limits.

     Future minimum rent commitments as of July 31, 1996, for all noncancellable leases of ongoing operations were as follows: 1997 - $58.7 million; 1998 - $52.6 million; 1999 - $46.7 million; 2000 - $41.8 million; 2001 - $36.6 million;
thereafter - $123.5 million; for a total of $359.9 million.


INTEREST

     Interest expense for the years ended July 31, 1996, 1995 and 1994 was approximately $33.2 million, $37.5 million and $30.3 million, respectively.

     Interest income for the years ended July 31, 1996, 1995 and 1994 was $3.1 million, $7.7 million and $2.1 million, respectively.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------


INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

     Currently, the Company files a consolidated income tax return. The effective income tax rate varies from the federal statutory rate as follows:

                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                         JULY 31,       JULY 31,       JULY 31,
                                           1996           1995           1994
                                        ----------     ----------     ----------
                                                 (AMOUNTS IN THOUSANDS)

Federal Income Tax Expense
 at Statutory Rate                       $24,531        $16,737        $12,161
Amortization of Excess of Revalued
 Net Assets Over Stockholders'
 Investment                               (2,064)        (2,064)        (2,064)
State Income Taxes, Net of Federal
 Income Tax Benefit                        2,520          1,677          1,524
Other                                        107           --             --
                                         -------        -------        -------
Total Income Tax Expense                  25,094         16,350         11,621
Tax Benefit on Extraordinary Item           (603)          --           (1,045)
                                         -------        -------        -------

Total Income Tax Expense                 $24,491        $16,350        $10,576
                                         -------        -------        -------
                                         -------        -------        -------

Effective Income Tax Rate                   35.8%          34.2%          32.9%
                                         -------        -------        -------
                                         -------        -------        -------

     Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh-start reporting as of the close of business on July 31, 1993. In connection with the adoption of fresh-start reporting, the net book values of substantially all non-current assets existing at July 30, 1993 (the "Effective Date") were eliminated. As a consequence, SFAS No. 109, in conjunction with SOP 90-7, requires that any tax benefits realized for book purposes after the Effective Date, from the reduction of the valuation allowance existing as of the Effective Date be reported as an increase to additional paid-in capital rather than as a reduction in the tax provision in the Consolidated Statements of Operations. However, the Company will realize the cash benefit from utilization of the tax net operating loss ("NOL") against current and future tax liabilities. The cash benefit realized was approximately $23 million, $16 million and $10 million for the years ended July 31, 1996, 1995 and 1994, respectively.

     As of July 31, 1996, the Company has a NOL carryforward (after limitations) of approximately $324 million. A majority of the tax basis NOL carryforward, which will be available to offset future taxable income of the Company, was determined based upon the initial equity valuation of the Company as determined upon the Effective Date. The utilization of this asset is subject to limitations. The most restrictive is the Internal Revenue Code Section 382 annual limitation. The NOL carryforward will begin to expire in fiscal year 2002 but can be utilized through 2009.

     As of July 31, 1996, all years through fiscal year 1989 have been settled with the Internal Revenue Service ("IRS") and all income tax liabilities thereon have been paid. In addition, the IRS did not file any income tax claims in the bankruptcy case; therefore, the Company believes that under the bankruptcy laws any potential income tax liabilities have been discharged through the Effective Date.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------


INCOME TAXES (CONTINUED)

     Tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at July 31, 1996 and 1995 are presented below.

                                                          JULY 31,     JULY 31,
                                                            1996        1995
                                                          --------     --------
                                                         (AMOUNTS IN THOUSANDS)
Current Deferred Taxes:
Assets --
 Customer receivables                                    $ 20,046    $  17,628
 Accrued liabilities                                       13,919       11,883
 State and local taxes                                      1,950        2,194
 Net operating loss carryforward                           24,500        7,601
 Other                                                       --             78
                                                         --------     --------

 Total Assets                                              60,415       39,384
 Less -- Valuation Allowance                              (33,071)     (28,793)
                                                         --------     --------
                                                           27,344       10,591
Liabilities --
 Merchandise inventories, principally due to LIFO
  reserve                                                 (59,326)     (59,391)
 Other                                                        (18)        --
                                                         --------     --------
 Deferred Current Tax Liability, Net                     $(32,000)   $ (48,800)
                                                         --------     --------
                                                         --------     --------

Non-current Deferred Taxes:
Assets --
 Property and equipment, principally due to fresh-
  start adjustments                                      $  6,287    $  24,997
 Net operating loss carryforward                          101,878      139,894
 Postretirement benefits                                    9,886        9,333
 Other                                                      7,497        7,402
                                                         --------     --------
 Total Assets                                             125,548      181,626
 Less -- Valuation Allowance                              (68,586)    (132,641)
                                                         --------     --------
                                                           56,962       48,985
Liabilities --
 Other                                                       (462)        (185)
                                                         --------     --------
Deferred Non-current Tax Asset, Net                      $ 56,500    $  48,800
                                                         --------     --------
                                                         --------     --------

  Pursuant to the requirements of SFAS No. 109, a valuation allowance must be provided when it is more likely than not that the deferred income tax asset will not be realized. The valuation reserve was approximately $101.6 million and $161.4 million as of July 31, 1996 and 1995, respectively. The Company believes that, as of July 31, 1996, a sufficient history of earnings has been established to make realization of a $24.5 million deferred income tax asset more likely than not. The change in the valuation allowance from July 31, 1995 to July 31, 1996 was $59.8 million. This amount was comprised of the following (amounts in thousands):

Utilization of pre-emergence net deferred tax assets $(23,208) Decrease in net deferred tax assets resulting from
 identification of additional temporary differences       (13,290)
Change in estimate of realization of deferred income
 tax asset                                                (24,500)
Other                                                       1,221
                                                         --------
Net change in valuation allowance account                $(59,777)
                                                         --------
                                                         --------

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

CAPITAL STOCK

     COMMON STOCK. At July 31, 1996 and 1995, 70,000,000 shares of Common Stock, par value of $0.01 per share, were authorized and 35,199,383 shares and 34,983,258 shares, respectively, were outstanding. The Company held 35,942 treasury shares at July 31, 1996 and 1995.

     PREFERRED STOCK. At July 31, 1996 and 1995, 5,000,000 shares of Preferred Stock, par value of $0.01, were authorized. None are issued or outstanding.

     WARRANTS. Pursuant to the plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"), Zale had authorized 2,000,000 Series A Warrants to purchase common stock. At July 31, 1996 and 1995, 1,972,750 and 1,999,550 Series A Warrants, respectively, were outstanding. Each Series A Warrant entitles the holder to purchase, for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series A Warrants are exercisable on or before July 30, 1998, although their expiration date may be shortened if the market value of Zale's common stock increases to at least 150.0 percent of the warrant exercise price for a specified number of days and less than 5.0 percent of the Series A Warrants originally issued under the Plan are outstanding on the date on which Zale gives the acceleration notice.

     As part of Zale's settlement of certain bankruptcy litigation in 1993 with Swarovski International Holding, A.G. ("Swarovski"), Zale issued its Series B Warrants to purchase common stock. Each Series B Warrant entitled the holder to purchase for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series B Warrants were presently exercisable and, if not previously exercised, would expire on September 9, 1998, subject to the Company's right to accelerate the expiration date of the Series B Warrants if certain conditions were met. At July 31, 1995, the Series B Warrants issued entitled the holders to purchase an aggregate of 1,852,884 shares of Zale common stock. On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski's rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were canceled and are no longer outstanding. Additional Paid-In Capital decreased $4.2 million, whereas Accumulated Earnings decreased $5.1 million due to this transaction.

     STOCK OPTION PLAN. As of the Effective Date, the Company adopted a stock option plan (the "Stock Option Plan") to enable the Company to attract, retain and motivate officers and key employees by providing for proprietary interest of such individuals in the Company. Options to purchase an aggregate of 3,055,000 shares of Common Stock may be granted under the Stock Option Plan to eligible employees. Options granted under the Stock Option Plan (i) must be granted at an exercise price not less than the fair market value of the shares of Common Stock into which such options are exercisable, (ii) vest ratably over a four-year vesting period and (iii) expire ten years from the date of grant.

     Stock option transactions are summarized as follows:

                                           SHARES                         GRANT PRICE
                                  -------------------------     -------------------------------
                                  FISCAL 1996   FISCAL 1995       FISCAL 1996      FISCAL 1995
                                  -----------   -----------     --------------   --------------

Outstanding, beginning of year     2,212,925     1,629,200      $ 8.68 - 14.00   $ 8.68 -  9.74
Granted                            1,103,100       779,000       13.75 - 17.88    10.75 - 14.00
Exercised                           (189,325)      (18,750)       8.77 - 11.81     8.87 -  9.74
Cancelled                           (404,625)     (176,525)       8.73 - 14.00     8.87 - 13.19
                                  -----------   -----------     --------------   --------------

Outstanding, end of year           2,722,075     2,212,925       $8.68 - 17.88   $ 8.68 - 14.00
                                  -----------   -----------     --------------   --------------
                                  -----------   -----------     --------------   --------------

     As of July 31, 1996 and 1995, 654,875 and 359,350, respectively, of options outstanding were exercisable.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------


UNUSUAL ITEMS - REORGANIZATION RECOVERIES

     Pursuant to the Plan, Zale assigned certain claims and causes of action and advanced $3.0 million to Jewel Recovery, L.P., a limited partnership ("Jewel Recovery") which was formed upon Zale's emergence from bankruptcy. The sole purpose of Jewel Recovery is to prosecute and settle such assigned claims and causes of action. The general partner of Jewel Recovery is Jewel Recovery, Inc., a subsidiary of the Company. Its limited partners are holders of various prior unsecured claims against Zale. The $3.0 million advance was fully reserved as of the Effective Date as its collectibility was uncertain.

     Jewel Recovery has pursued certain claims and has been awarded significant recoveries against third parties. During the first quarter of fiscal year 1996, Zale was notified that it would recover its $3.0 million advance to Jewel Recovery. The $3.0 million advance was repaid to Zale in December 1995.

     Additionally, Shawmut Bank ("Shawmut") was elected as Disbursement Agent and held all cash and common stock to be used in settlements of creditors claims. During fiscal 1996, Shawmut provided Zale with information on creditors whose claim rights have terminated. As a result, during the fiscal year 1996, Zale recovered cash funds of approximately $1.5 million held by Shawmut related to cash approved for distribution to pre-confirmation creditors of Zale but not claimed by such pre-confirmation creditors. The $3.0 million and the $1.5 million recoveries were recorded as unusual items in the Company's first quarter of fiscal year 1996 and are reflected on the Consolidated Statements of Operations for the year ended July 31, 1996 and had an after-tax impact of $0.08 per share.


COMMITMENTS AND CONTINGENCIES

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


BENEFIT PLANS

PROFIT SHARING PLAN

     At July 31, 1996, the Company maintains The Zale Corporation Savings & Investment Plan. Substantially all employees who are at least age 21 are eligible to participate in the plan. Each employee can contribute from one percent to fifteen percent of their annual salary. Under this plan, the Company will match 50 cents in Zale stock for every dollar an employee contributes up to two percent of annual earnings. In order for an employee to be eligible for the Company match, the employee must have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

     An employee is 33.3 percent vested in the Zale stock after one year of service, 66.7 percent vested after two years of service and 100 percent vested after three years of service. As of July 31, 1996, approximately 6,400 employees participated in The Zale Corporation Savings & Investment Plan.

     Also, under this plan, the Company may make a profit sharing cash contribution at its sole discretion. To be eligible for such discretionary profit sharing contributions, an employee must have at least twelve consecutive months of service, have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------


BENEFIT PLANS (CONTINUED)

PROFIT SHARING PLAN (CONTINUED)

     An employee is 20 percent vested in the profit sharing contributions after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. The Company's contribution to the plan was $2.8 million, $2.5 million and $2.2 million for fiscal years 1996, 1995 and 1994, respectively.

RETIREMENT PLAN

     On September 14, 1995, the Boards of Directors of Zale and ZDel approved the preparation and implementation of the Zale Delaware, Inc. Supplemental Executive Retirement Plan (the "Plan"), which was executed on behalf of the Company February 23, 1996, to be effective as of September 15, 1995. The purpose of the Plan is to provide eligible executives with the opportunity to receive payments each year after retirement equal to a portion of their final average pay as defined.


FINANCIAL INSTRUMENTS

     The Company has adopted SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" which extends existing fair value disclosure practices by requiring all entities to disclose the fair value of financial instruments, for which it is practicable to estimate fair value.

     As cash and short-term cash investments, customer receivables, trade payables and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The carrying amount of the $380.6 million, net of discount, Receivables Securitization Facility also approximates fair value. The carrying amount of the $60.0 million 11.0 Percent Second Priority Senior Secured Notes which were secured by second liens on substantially all the assets of Zale and ZDel were redeemed on September 11, 1995 for 102 percent of face value plus an early redemption premium. The investments of the Company's insurance subsidiaries, primarily stocks and bonds in the amount of $25.5 million, approximate market value at July 31, 1996 and are reflected in Other Assets on the Consolidated Balance Sheets.

     CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and customer receivables. The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country. Concentrations of credit risk with respect to customer receivables are limited due to the Company's large number of customers and their dispersion across many regions. As of July 31, 1996 and 1995, the Company had no significant concentrations of credit risk.


RELATED PARTY TRANSACTIONS

     One of the Company's directors serves as a director of a company from which the Company purchased approximately $0.5 million and $0.4 million of jewelry merchandise during fiscal year 1996 and 1995, respectively. The Company believes the terms were equivalent to those of unrelated parties.


NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This pronouncement is effective for fiscal years beginning after December 15, 1995 and requires the Company to evaluate its long-term assets against certain impairment indicators. The Company believes the impact of adopting this standard will not be material.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------


NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS (CONTINUED)

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provision no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provision for nonemployee transactions entered into after December 15, 1995. Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. The Company expects to continue to account for stock transactions under Accounting Principles Board Opinion No. 25 and to comply with the disclosure provisions relative to SFAS No. 123.


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Unaudited quarterly results of operations for the years ended July 31, 1996 and 1995 were as follows (amounts in thousands except per share data):


                                                                   FISCAL 1996
                                                           FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------

                                                 JULY 31,   APRIL 30,   JANUARY 31,   OCTOBER 31,
                                                  1996        1996         1996          1995
                                                -------------------------------------------------

Net sales                                       $248,858    $222,283     $451,962      $214,274
Gross margin                                     122,760     107,797      225,952       104,104
Net earnings (loss)                                   12      (2,439)      46,234            91
Net earnings (loss) per primary common share        0.00       (0.07)        1.27          0.00


                                                                   FISCAL 1995
                                                           FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------

                                                 JULY 31,   APRIL 30,   JANUARY 31,   OCTOBER 31,
                                                  1995        1995         1995          1994
                                                -------------------------------------------------

Net sales                                       $211,400    $192,083     $427,194      $205,472
Gross margin                                     100,708      94,871      214,675       101,885
Net earnings (loss)                               (3,132)     (3,994)      41,771        (3,175)
Net earnings (loss) per primary common share       (0.09)      (0.11)        1.19         (0.09)


                                     [Logo]
        Z A L E   C O R P O R A T I O N  A N D  S U B S I D I A R I E S

                             DIRECTORS AND OFFICERS



BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------------------

ROBERT J. DINICOLA                FRANK E. GRZELECKI*            RICHARD C. MARCUS                  *Mr. Grzelecki will
Chairman of the Board,            President,                     Principal                           not stand for
Chief Executive Officer           Chief Operating Officer        InterSolve Group, Inc               re-election.
Zale Corporation                  Handy & Harman

GLEN ADAMS                        ANDREA JUNG                    ANDREW H. TISCH
Director                          President                      Director
                                  Global Marketing               Loews Corporation
                                  Avon Products, Inc.
                                  ------------------------------------------------------

                                  AUDIT COMMITTEE                COMPENSATION COMMITTEE
                                  Glen Adams                     Richard C. Marcus
                                  Andrea Jung                    Andrew H. Tisch


OFFICERS OF THE COMPANY
-----------------------------------------------------------------------------------------------------------------------------

ROBERT J. DINICOLA                MARY L. FORTE                  SUE E. GOVE                         ERVIN G. POLZE
Chairman of the Board and         Senior Vice President          Senior Vice President--             Senior Vice President--
Chief Executive Officer           and President,                 Treasurer                           Operations
                                  Gordon's Division

MERRILL J. WERTHEIMER             PAUL G. LEONARD                GREGORY HUMENESKY                   ALAN P. SHOR
Executive Vice President--        Senior Vice President          Senior Vice President--             Senior Vice President -
Finance and                       and President,                 Human Resources                     Administration and
Chief Financial Officer           Guild Division                                                     General Counsel

                                  MAX A. BROWN                   PAUL D. KANNEMAN
BERYL B. RAFF                     Senior Vice President          Senior Vice President--
Senior Vice President             and President,                 Management Information Systems
and President,                    Diamond Park Division
Zales Division


CORPORATE INFORMATION
-----------------------------------------------------------------------------------------------------------------------------

EXECUTIVE OFFICES                 STOCKHOLDER INFORMATION        INDEPENDENT PUBLIC                  STOCK LISTINGS
901 West Walnut Hill Lane         Stockholder Communications     ACCOUNTANTS                         New York Stock Exchange
Irving, Texas 75038-1003          901 West Walnut Hill Lane      Arthur Andersen LLP, Dallas         Common -- Symbol: ZLC
(972) 580-4000                    M.S. 6B-3                                                          Series A Warrants --
                                  Irving, Texas 75038-1003                                           Symbol: ZLC/WS
REGISTRAR & TRANSFER AGENT        (972) 580-4149
Boston EquiServe
Shareholder Services Division     FORM 10-K REQUESTS
P.O. Box 644                      Stockholders may obtain, without charge, a copy of the Corporation's Form 10-K as filed with
Mail Stop: 45-02-09               the Securities and Exchange Commission for the year ended July 31, 1996.  Requests should be
Boston, MA 02102-0644             addressed to Stockholder Communications.
(617) 575-3120

                                  INTERNET ACCESS
                                  Our Internet address is www.zales.com.


NOTICE OF ANNUAL MEETING
-------------------------------------------------------------------------------

Zale Corporation's 1996 Annual Meeting of Stockholders will be held at 10 a.m., Wednesday, October 30, 1996 at the Company's headquarters located at 901 West Walnut Hill Lane in Irving, Texas.


COMMON STOCK INFORMATION
-------------------------------------------------------------------------------

The Common Stock is listed on the NYSE under the symbol ZLC. Prior to June 19, 1996, the Common Stock was listed on the National Association of Securities Dealers, Inc.'s National Market ("NASDAQ") under the symbol ZALE. The following table sets forth the high and low sale prices for the Common Stock for each fiscal quarter during the two most recent fiscal years.

                              1996                       1995
     Quarter           High         Low            High        Low
     ----------------------------------------------------------------

     First           $15-5/8      $13-5/8         $13-5/8     $ 8-3/8
     Second           16-11/16     13-1/2          13          10-1/4
     Third            18-5/8       13-11/16        12          10-1/4
     Fourth           20-1/4       16-1/2          14-3/8      11-1/4

As of September 5, 1996, the outstanding shares of Common Stock were held by approximately 1,300 holders of record. The Company has not paid dividends on the Common Stock since the issuance on July 30, 1993, and does not anticipate paying dividends on the Common Stock in the foreseeable future. In addition, the terms of the Company's long-term indebtedness places certain restrictions on the Company's ability to declare and pay dividends on its Common Stock.